Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___April___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                     This Form 6-K consists of the following:
______________________________________________________________________________




                         AMENDED AND RESTATED PURCHASE
                           AND SERVICING AGREEMENT
                           Made as of March 1, 2006
                                    among
                           TELUS COMMUNICATIONS INC.,
                         as Seller and initial Servicer
                                    and
              THE CANADA TRUST COMPANY, in its capacity as trustee of
                          (intentionally deleted),
                                as Purchaser
                                    and
                           (INTENTIONALLY DELETED),
                          as Administrative Agent
______________________________________________________________________________


                        AMENDED AND RESTATED PURCHASE

                           AND SERVICING AGREEMENT

This AMENDED AND RESTATED PURCHASE AND SERVICING AGREEMENT is made as of March 1, 2006 among TELUS COMMUNICATIONS INC., a corporation governed by the laws of Canada, as Seller and initial Servicer, THE CANADA TRUST COMPANY, a trust company carrying on business in the Province of Ontario, in its capacity as trustee of (INTENTIONALLY DELETED), a trust established under the laws of the Province of Ontario, as Purchaser, and (INTENTIONALLY DELETED), a corporation incorporated under the laws of the Province of Ontario, as Administrative Agent.

RECITALS

A. The Seller has originated, and may continue to originate, Receivables, and has purchased, and may in the future purchase, Receivables from Originators.

B. The Seller has sold the Purchaser's Ownership Interest in the
   Receivables Pool pursuant to the Purchase and Servicing Agreement made as of July 19, 2002 among the Seller, The Canada Trust Company, in its capacity as trustee of (intentionally deleted) (the "Original Purchaser"), and (intentionally deleted) (as amended by amendment dated
   September 30, 2002 and pursuant to the Consent, the "Original Agreement").

C. Pursuant to an Assignment and Assumption Agreement dated as of November 20, 2003 (the "Assignment"), the Original Purchaser sold the Purchased Interest (as defined therein) to the Purchaser and the Purchaser assumed all of the obligations and liabilities of the Original Purchaser under the TELUS Program Documents (as defined in the Assignment) arising on or after the date thereof.

D. Pursuant to a Consent, Acknowledgement and Amendment also dated as of November 20, 2003 (the "Consent"), the Seller and TDSI each consented to the transactions effected by the Assignment, received certain additional commitments from the Purchaser and the Original Purchaser and together with the Purchaser and the Original Purchaser, among other things, agreed to certain amendments to the Original Agreement.

E. The Seller has completed the Restructuring which, among other things, will result in TCC continuing certain activities of the Seller and of Mobility relating to the Telecommunications Services.

F. The Seller therefore wishes to add TCC as an Originator and to make certain related and other amendments to the Original Agreement, and for convenience the parties have agreed to amend and restate the Original Agreement in its entirety on the terms and conditions set forth herein.

FOR VALUE RECEIVED, the parties agree as follows:

section 1 - INTERPRETATION

1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings:

"Accounts Receivable Register" means, collectively, in respect of the Seller and each Originator, each Billing System of the Seller or Originator identified in Schedule A (as such Schedule may be amended or replaced from time to time by agreement in writing between the Seller and the Purchaser) (whether in the form of a computer printout, magnetic tape or disk or like device), each of which sets forth, in respect of each of the Obligors identified thereon, the Outstanding Balance and currency of each Receivable owed by such Obligor, the invoice number (if any) of each such Receivable, the billing information (including the name, address and telephone number of such Obligor) and such other information as is reasonably necessary to enable each of the Pool Receivables to be identifiable and collectible by a replacement Servicer, if necessary.

"Additional Ownership Interest" means an undivided ownership interest in the Receivables Pool acquired by the Purchaser pursuant to Section 2.1(2).

"Adjusted Cash Paid" means, with respect to the Purchaser's Ownership Interest and at any time, the sum of the Cash Payments deposited to the Seller's Account pursuant to Sections 2.2(1) and 2.2(2) in respect of the Purchaser's Ownership Interest, as reduced from time to time by the amount of Collections of Pool Receivables applied pursuant to Sections 2.4(4) and 2.5(3)(c) in reduction of the Adjusted Cash Paid; provided that if the Adjusted Cash Paid shall have been reduced by any payment and thereafter all or a portion of such payment is rescinded or must otherwise be returned by the Purchaser for any reason, the Adjusted Cash Paid shall be increased by the amount of such rescinded or returned payment, as though it had not been made.

"Administration Agreement" means the financial services agreement dated as of October 15, 2004 between the Agent and the Purchaser, as amended, supplemented, restated or otherwise modified from time to time.

"Adverse Claim" means a Lien other than (a) a Lien in favour of the Purchaser, or (b) a Lien created by or through the Purchaser, including the Lien in favour of the Indenture Trustee under the Trust Indenture.

"Affiliate" means, with respect to any Person, any other Person that is an affiliated body corporate of such Person as defined in Section 2(3) of the Canada Business Corporations Act (as in effect on the date of the Original Agreement) or which would be an Affiliate under such definition if partnerships were deemed to be bodies corporate controlled by a partner holding a majority ownership of the partnership for the purposes of that definition.

"Affiliated Obligor" means any Obligor that is an Affiliate of another Obligor.

"Agent" and "Administrative Agent" each mean (intentionally deleted) in its capacity as the administrative agent of the Purchaser pursuant to the Administration Agreement and any successor in such capacity.

"Agreement" means this amended and restated purchase and servicing agreement (including the Recitals, Exhibits and Schedules hereto), as amended, supplemented, restated or otherwise modified from time to time.

"Alberta CORE Billing System" has the meaning specified in Schedule A.

"Assignment" has the meaning set out in the Recitals hereto.

"Available Collections" has the meaning specified in Section 2.4(2).

"BC CORE Billing System" has the meaning specified in Schedule A.

"Billed Receivable" means any Receivable in respect of which an invoice has been issued.

"Billing System" has the meaning specified in Schedule A.

"Billings" means, with respect to a Settlement Period, the aggregate amount of indebtedness first invoiced with respect to Receivables during such Settlement Period.

"Business Day" means any day except a Saturday, a Sunday or a day on which banks are authorized or required to close in Toronto, Ontario or Edmonton, Alberta.

"Cdn. Dollars" and "$" each mean the lawful currency of Canada.

"Cash Balance" means, on any day, the sum of the amounts on deposit in the Segregated Account on such day.

"Cash Payment" means (a) with respect to the Initial Purchase, the amount referred to in the Initial Purchase Request as the Cash Payment, and (b) in respect of an Increase Purchase, the amount referred in the related Increase Purchase Request as the Cash Payment.

"Collections" means, with respect to a Receivable and without duplication,
(a) all funds which are received by the Seller, the Servicer or the Purchaser in payment of any amounts owed in respect of such Receivable (including in respect of purchase price, finance charges, interest, early termination fees and all other charges and all cash proceeds of the Related Rights with respect to such Receivable and including, for greater certainty, amounts applied to satisfy obligations of Obligors as contemplated in Section 8.3(5)), (b) all amounts deemed to have been received pursuant to Section 2.6 in respect of such Receivable, and (c) all other cash proceeds arising from the sale, settlement or enforcement of such Receivable.

"Concentration Limit" means, at any time, for any Obligor (provided that in the case of an Obligor and any Affiliated Obligors, except as provided for pursuant to clause (f) below, the Concentration Limit in respect of such Obligor shall be calculated as if such Obligor and its Affiliated Obligors were one Obligor and the applicable percentage of Loss Reserve will be the weighted average percentage derived by assigning the Receivable of each of the Obligor and its Affiliated Obligors to the appropriate category below):

   (a) whose long term unsecured debt is rated by the Rating Agency AAA, 100% of the Loss Reserve at such time;

   (b) whose long term unsecured debt is rated by the Rating Agency AA
       (low) or higher but less than the minimum rating in clause (a) above, 50% of the Loss Reserve at such time;

   (c) whose long term unsecured debt is rated by the Rating Agency A
       (low) or higher but less than the minimum rating in clause (b) above, 33.3% of the Loss Reserve at such time;

   (d) whose long term unsecured debt is rated by the Rating Agency BBB
      (low) or higher but less than the minimum rating in clause (c) above, 25% of the Loss Reserve at such time;

   (e) whose long term unsecured debt is rated by the Rating Agency less than the ratings set out in clauses (a) through (d) above or whose long term unsecured debt is not rated by the Rating Agency, 17% of the Loss Reserve at such time; and

   (f) with respect to any Obligor listed in Schedule B and notwithstanding anything to the contrary set out in any of clauses (a) through (e) above, the Concentration Limit for such Obligor as set out therein, provided that a Concentration Limit for any Obligor may from time to time be changed by the Purchaser at the request of the Rating Agency, and further provided that the Servicer shall base its determination of whether Obligors are Affiliated Obligors for this purpose based upon publicly available information gathered with due care or upon its actual knowledge obtained at the time the account of any such Obligor was established.

"Consent" has the meaning set out in the Recitals hereto.

"Contract" means an agreement entered into between the Seller or an Originator and any Obligor in the ordinary course of business of the Seller or of the Originator pursuant to or under which such Obligor is obligated to make payments to the Seller or such Originator for Telecommunications Services provided by the Seller or such Originator to such Obligor from time to time.

"Control Event" means the acquisition by any Person (other than an Affiliate of the Seller), either alone or acting jointly and in concert with any other Persons which are not Affiliates of the Seller, of more than 50.0% of the issued and outstanding shares or other interests in the equity of the Seller, or of any Person which is a "holding body corporate" of the Seller (as defined in the Canada Business Corporations Act as in effect on the date of the Original Agreement), having ordinary voting power for the election of the directors of the Seller or of the relevant holding body corporate, as applicable (other than the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of the relevant corporation as a result of such transaction).

"Credit and Collection Policy" means those receivables credit, administration and collection policies, procedures and practices of the Seller and the Originators in effect on the date of the Original Agreement or the relevant Originator Purchase Agreement, respectively, the then current versions of which shall have been delivered to the Purchaser and identified as such by the Seller, in each case as modified in compliance with this Agreement or the relevant Originator Purchase Agreement, respectively.

"CRTC" means the Canadian Radio-Television and Telecommunications Commission and its successors.

"Cut-Off Date" means June 30, 2002.

"DBRS" means Dominion Bond Rating Service Limited and its successors or assigns which continue its business of providing a credit rating for the Notes.

"Dealer" means a Person appointed as a dealer by Mobility or TCC pursuant to a written dealer agreement to market, promote, sell and service
Telecommunications Services offered by Mobility or TCC.

"Dealer Receivable" means a Receivable for which the related Obligor is a Dealer.

"Defaulted Receivable" means a Receivable as to which (a) any payment, or part thereof, has been, or in accordance with the Credit and Collection Policy should be, written off as uncollectible, (b) a "first close" notice has been sent to the related Obligor following the disconnection or termination of Telecommunications Services to such Obligor, or (c) an Insolvency Event has occurred with respect to the related Obligor.

"Delinquent Mobility Receivable" means a Delinquent Receivable which is not a Wireline Receivable.

"Delinquent Receivable" means a Receivable for which any payment, or part thereof, remains unpaid for 90 or more days from the related Invoice Date; provided that, for greater certainty, a Defaulted Receivable shall not constitute a Delinquent Receivable.

"Dilution" means, with respect to a Receivable, the aggregate amount of any reductions or adjustments in the Outstanding Balance of such Receivable as a result of any defective, rejected or returned products or services or any rebate, sales allowance, Discounts, cash discount or other adjustment or set off (but not including a Dealer Receivable set-off) and which reductions or adjustments are, for greater certainty, unrelated to the ability of the related Obligor to pay in full such Receivable.

"Dilution Ratio" means, for any Settlement Period, the average of the ratio (expressed as a percentage) for such Settlement Period and each of the two preceding Settlement Periods, calculated by dividing:

   (a) the aggregate of all Dilutions occurring in such Settlement Period;
       by

   (b) the Billings in respect of the preceding Settlement Period.

"Dilution Reserve" means, at any time, an amount equal to the product of
(a) the Adjusted Cash Paid at such time, and (b) an amount equal to the greater of (i) 2.0%, and (ii) two times the maximum Dilution Ratio for the preceding
12 Settlement Periods (without regard to Settlement Periods prior to January
2002); provided that the Dilution Reserve shall be nil at any time during which the Seller's long term unsecured debt is rated at least A (low) by the Rating Agency.

"Discounts" means any reward program in the form of redeemable points or similar incentive programs offered by the Seller or an Originator to an Obligor which would have the effect of reducing the aggregate of the Outstanding Balances of the Receivables owed by such Obligor.

"Dynamic Loss Ratio" (intentionally deleted).

"Eligible Receivable" means, at the relevant time of determination, a Receivable which meets all of the following criteria:

   (a) the related Obligor is located in Canada or the United States of America, which location in the absence of actual notice, shall be determined by reference to the mailing address to which an invoice in respect of such Receivable has been or will be sent;

   (b) it is denominated and payable in Cdn. Dollars or U.S. Dollars;

   (c) it is payable in full not later than 60 days from the related Invoice Date or such later date as may be otherwise provided in the Credit and Collection Policy;

   (d) it is not a Delinquent Mobility Receivable;

   (e) it is not a Defaulted Receivable;

   (f) no Insolvency Event has occurred and is continuing in respect of the related Obligor;

   (g) the related Obligor is not an Affiliate of the Seller or an Originator;

   (h) it arises under a Contract which (i) by its terms does not restrict the sale, transfer, conveyance or assignment of indebtedness arising thereunder and by its terms does not require that the related Obligor consent to the sale, transfer, conveyance or assignment in whole or in part of the amounts payable under such Contract for such sale, transfer, conveyance or assignment to be valid, unless such terms have been waived by such Obligor or such sale, transfer, conveyance or assignment has been consented to in writing by such Obligor, (ii) is substantially similar in all material respects to a contract in a form previously provided to the Agent on or prior to the date of the Original Agreement or is substantially similar in all material respects to a form approved in writing by the Purchaser after the date of the Original Agreement, and (iii) together with the related Receivable and the Related Rights, is in full force and effect and constitutes the legal, valid and binding obligation of the related Obligor to pay a determinable amount, subject only to those general qualifications on enforceability referenced in Section 4.1(4);

   (i) the creation of such Receivable under the related Contract did not, and such Receivable together with its Related Rights does not, contravene in any material respect any applicable Law;

   (j) it arises from the sale of products or the rendering of services by the Seller, or by a Person which is an Originator at the time the Receivable arises, in the ordinary course of its business and satisfies all applicable requirements of the Credit and Collection Policy;

   (k) it is not subject to dispute or any asserted offset, counterclaim or defence (except the potential discharge in bankruptcy of the related Obligor); provided that, for greater certainty, Dilutions shall not be considered offsets, counterclaims or defences for the purposes of this definition;

   (l) it, together with the related Contract, has not been compromised, extended, restructured or otherwise modified except (i) in compliance with the terms of this Agreement or the Credit and Collection Policy, or (ii) upon the order of the CRTC or other Governmental Authority;

   (m) if it is a Dealer Receivable, the applicable dealer agreement provides the Seller or Originator, as the case may be, with a right of set-off substantially in the form or to the effect of the provision set out in Schedule E; and

   (n) it is free of any Adverse Claim except any Adverse Claim for taxes, rates, assessments, governmental charges or levies, the validity of which is being contested in good faith by appropriate proceedings, so long as any enforcement proceedings in respect of such taxes, rates, assessments, governmental charges or levies, as applicable, have been stayed and there is no immediate risk of forfeiture of any of the property the Seller or any Originator while such claims are being contested;

provided that the Purchaser may, upon written notice to the Seller, at any time, waive (or amend or revoke any such waiver) all or any of the above criteria (in whole or in part), and the definition of "Eligible Receivable" shall, on and after the effective date of each such notice, be amended to conform with each such waiver, amendment or revocation of waiver.

"Eligible Receivables Pool Balance" means, at any time, the aggregate of the Outstanding Balances of all Eligible Receivables less the Eligible Receivables Reserve, each at such time.

"Eligible Receivables Reserve" means, at any time, an aggregate amount equal to the sum of the following:

         (i) the amount by which the aggregate of the Outstanding Balances of all Eligible Receivables owing at such time by an Obligor and its Affiliated Obligors exceeds the Concentration Limit applicable to such Obligor and its Affiliated Obligors;

        (ii) the amount by which the aggregate of the Outstanding Balances of all Eligible Receivables then owing by Obligors located in the United States exceeds 2.0% of the aggregate of the Outstanding Balances of all Eligible Receivables at such time (or such other greater percentage as may be approved by the Purchaser from time to time);

       (iii) the amount by which the aggregate of the Outstanding Balances of all Eligible Receivables owed by a Governmental Authority at such time (other than any such Eligible Receivables where the consent of the related Governmental Authority is not required to effect a valid and enforceable sale of such Eligible Receivable or, if not exempt from such requirements, all such consents required under applicable Law have been obtained or given), exceeds 5.0%
             ( if the Seller's long term unsecured debt is rated at such time at least BBB by the Rating Agency) or 0.0% (in all other cases), as the case may be, of the aggregate of the Outstanding Balances of all Eligible Balances at such time (or such other percentage as may be approved by the Purchaser from time to time);

        (iv) the sum of all Non-Assignable Taxes exigible in respect of the Eligible Receivables at such time;

         (v) if the long term unsecured debt of the Seller is not rated at least BBB by the Rating Agency at such time, the aggregate amount of GST, HST and QST included in the calculation of the Outstanding Balances of all Eligible Receivables at such time (other than in respect of any Eligible Receivables originally acquired by the Seller pursuant to an Originator Purchase Agreement), unless the Purchaser specifies that all or a portion of any such Taxes need not be included in the Eligible Receivables Reserve at such time or a change in Law occurs or an administrative policy or ruling is made by a Governmental Authority which has the effect of excluding the Purchaser from liability in respect of unremitted GST, HST or QST exigible in respect of such Eligible Receivables;

        (vi) if there occurs a change in Law or a new administrative policy or ruling by a Governmental Authority which, in the opinion of the Purchaser, based on written advice of legal counsel (a copy of which shall have been provided to the Seller), has the effect of exposing the Purchaser to liability in respect of unremitted GST, HST or QST exigible in respect of the Eligible Receivables, the aggregate amount of GST, HST and QST included in the calculation of the Outstanding Balances of all Eligible Receivables at such time for which the Purchaser may be liable according to such written advice of legal counsel;

       (vii) if the long term unsecured debt of the Seller is not rated at least BBB by the Rating Agency at such time, the aggregate, for all Eligible Receivables for which a security deposit is outstanding, of the amount equal to the lesser of (a) such security deposit, and (b) the Outstanding Balance of such Eligible Receivable at such time;

      (viii) if the long term unsecured debt of the Seller is rated at least BBB by the Rating Agency at such time, the amount, if positive, by which (a) the aggregate of the Outstanding Balances of all Dealer Receivables at such time, exceeds (b) the aggregate amount of all remuneration, enrolment fees, services fee, commissions and other amounts payable by the Seller or an Originator to all of their Dealers at such time; and

        (ix) if the long term unsecured debt of the Seller is not rated at least BBB by the Rating Agency, the aggregate of the Outstanding Balances of all Eligible Receivables which are Dealer Receivables at such time.

"Exchange Rate" means, on any day, with respect to the exchange of U.S. Dollars for Cdn. Dollars, the noon spot rate quoted by the Bank of Canada on that day for purchases of Cdn. Dollars with U.S. Dollars, or if such rate is not or has not been quoted on such day, the last preceding noon spot rate quoted by the Bank of Canada.

"Excluded Receivables" means, at any time every receivable which is billed through any Billing System and for which the Obligor is (i) 360networks inc.;
(ii) AT&T Canada Inc.; (iii) Call-Net Communications Inc.; (iv) Fonorola Inc.;
(v) GT Group Telecom Services Corp.; (vi) Look Communications Inc.;
(vii) Pacific Coast Net Inc.; (viii) Sprint Canada Inc.; (ix) Teleglobe Communications Inc., Teleglobe Inc., Teleglobe Communications Corporation; or
(x) Worldcom Canada Ltd., and any other receivables which the Seller and the Purchaser agree from time to time in writing shall constitute Excluded Receivables.

"Expected Default Ratio" means, for any Settlement Period, the highest Pool Default Ratio calculated for any of the 12 preceding Settlement Periods, up to and including such Settlement Period.

"Event of Termination" has the meaning specified in Section 6.1.

"Fee Letter" means the letter agreement dated as of the date of the Original Agreement among the Original Purchaser, the Seller and the Agent, as amended, supplemented, restated or otherwise modified from time to time, and as assigned to the Purchaser pursuant to the Assignment.

"Final Collection Date" has the meaning specified in Section 2.5(4).

"GAAP" means generally accepted accounting principles in effect from time to time in Canada applied in a consistent manner (except where compliance with changes in such accounting principles would make such a consistent application impossible) from period to period.

"Governmental Authority" means the federal government of Canada or any political subdivision thereof, or of any political subdivision of a political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, administrative or other function of or pertaining to government and, for greater certainty, includes the CRTC and the Canada Revenue Agency.

"GST" means all goods and services taxes levied under Part IX of the Excise Tax Act (Canada).

"HST" means harmonized sales taxes levied under Part IX of the Excise Tax Act (Canada).

"Increase Purchase" has the meaning specified in Section 2.1(2).

"Increase Purchase Request" has the meaning specified in Section 2.1(2).

"Indemnified Amounts" has the meaning specified in Section 7.1.

"Indenture Trustee" means CIBC Mellon Trust Company in its capacity as trustee under the Trust Indenture, and any successor or assign thereof.

"Initial Ownership Interest" means the undivided ownership interest in the Receivables Pool acquired by the Purchaser pursuant to Section 2.2(1).

"Initial Purchase" has the meaning specified in Section 2.1(1).

"Initial Purchase Request" has the meaning specified in Section 2.1(1).

"Insolvency Event" means, with respect to a Person, the occurrence of any of the following events or circumstances:

   (a) (i) the commencement or filing of an application, petition, action, case or other proceeding (including a notice of intention to file a proposal) before any Governmental Authority, with or without the application or consent of such Person, under any Insolvency Statute or other Law relating to bankruptcy, insolvency, receivership, reorganization, debt arrangement, dissolution, liquidation, winding up or composition or adjustment of insolvent debtors or their debts, which, in the case of any proceeding instituted against it, shall remain undismissed or unstayed for a period of 60 days, (ii) the appointment of a trustee, receiver, manager, receiver and manager, custodian, liquidator, assignee, sequestrator or the like for such Person or any substantial part of its property or assets, or (iii) the granting of any similar relief with respect to such Person under any Insolvency Statute or other Law relating to bankruptcy, insolvency, receivership, reorganization, debt arrangement, dissolution, liquidation, winding up or composition or adjustment of it or its debts;

   (b) such Person making a general assignment for the benefit of its creditors, or becoming insolvent, or failing to, or admitting in writing its inability to, pay its debts generally as they become due; or

   (c) such Person taking any corporate or other action to authorize any of the actions described in clause (a) or (b) above.

"Insolvency Statutes" means the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada).

"Invoice Date" means, with respect to a Receivable, the date identified as the statement date on the invoice first rendered in respect of such Receivable.

"Issuer Trustee" has the meaning specified in Section 9.12.

"Knowbility" has the meaning specified in Schedule A.

"Law" means any foreign or domestic law, code, treaty, rule, regulation, order, decree, policy, guideline, judgment or other determination of or by a court, arbitrator or Governmental Authority.

"Lien" means a lien, security interest, mortgage, deed of trust, charge, hypothec, assignment, encumbrance or ownership interest, or any statutory lien or deemed trust securing or in respect of obligations which are overdue, or other right or claim (other than a right or claim where the claimant thereunder has not exercised, taken any action or legal proceeding with respect to, or otherwise asserted in any manner, such right or claim) of any Person.

"Liquidity Agreement" means the liquidity agreement dated as of November 20, 2003 entered into by the Purchaser and the lender or lenders specified therein providing the Purchaser with a liquidity facility for the purposes of the transactions contemplated herein, as replaced, amended, supplemented, restated or otherwise modified from time to time.

"Loss Horizon Ratio" means, for any Settlement Period, the ratio (expressed as a percentage) calculated by dividing:

   (a) the aggregate of the Billings in respect of such Settlement Period and each of the two preceding Settlement Periods; by

   (b) the aggregate of the Outstanding Balances of all Billed
       Receivables on the last day of such Settlement Period.

"Loss Reserve" (intentionally deleted).

"Material Adverse Effect" means any effect upon the business, operations, property or financial or other condition of the Seller, an Originator or the Receivables Pool, which materially adversely affects (a) the interest of the Purchaser in the Receivables Pool, (b) the value or collectibility of the Receivables Pool, (c) the enforceability of this Agreement, the Contracts and the Related Rights, or (d) the ability of the Seller to perform its obligations (as Seller or as Servicer) under this Agreement or any of the Related Documents to which it is a party. For greater certainty, the parties acknowledge that the Restructuring does not, of itself, give rise to a Material Adverse Effect.

"Merger" has the meaning specified in Section 5.1(5).

"Minimum Eligible Pool Balance" means, at any time, an amount equal to the Purchaser's Ownership Amount at such time plus 10.0% of the product of (a) the Adjusted Cash Paid at such time, and (b) a fraction, the numerator of which is the aggregate of the Outstanding Balances at such time of all Eligible Receivables denominated in U.S. Dollars minus the amount of Notes outstanding denominated in U.S. Dollars (as expressed in Cdn. Dollars pursuant to Section 1.6) and the denominator of which is the aggregate of the Outstanding Balances at such time of all Eligible Receivables.

"Mobility" means TELE-MOBILE COMPANY, a general partnership formed under the laws of the Province of Ontario, and its successors and assigns.

"Mobility Purchase Agreement" means the receivables purchase agreement dated as of the date of the Original Agreement between Mobility and the Seller providing for the sale by Mobility to the Seller of Receivables of Mobility, as amended, supplemented, restated or otherwise modified from time to time, including pursuant to the Consent.

"Month" means a calendar month.

"Monthly Pool Default Ratio" means, for any Settlement Period, the ratio (expressed as a percentage) calculated by dividing:

   (a) the aggregate of the Outstanding Balances of all Receivables that become Defaulted Receivables during such Settlement Period less the sum of all Collections received during such Settlement Period in respect of Receivables (including Removed Receivables) which, at the time of receipt of such Collections, were Defaulted Receivables (including Removed Receivables), by

   (b) the Billings in respect of the third Settlement Period preceding such Settlement Period,

provided, however, that for the purposes of calculating this ratio only, the definition of "Defaulted Receivable" shall be interpreted and applied as if clause (b) of such definition was deleted.

"Non-Assignable Taxes" means any sales taxes exigible under provincial sales tax legislation levied on the sale of products and/or services by the Seller or an Originator other than under the sales tax legislation of the Province of Prince Edward Island; provided, for greater certainty, that GST, HST and QST shall not constitute Non-Assignable Taxes.

"Notes" means the Senior Short Term Notes and the Subordinated Short Term Notes issued by the Purchaser under the Trust Indenture to fund the Purchases made hereunder.

"Obligor" means, with respect to a Receivable, a Person obligated to make payments pursuant to the related Contract.

"Original Agreement" has the meaning set out in the Recitals hereto.

"Original Purchaser" has the meaning set out in the Recitals hereto.

"Originator" means, at any time, Mobility, TCC and any other Person approved in writing by the Purchaser in accordance with Section 3.3 prior to such time, for so long as Mobility, TCC or such other Person is an Affiliate of the Seller.

"Originator Purchase Agreement" means the Mobility Purchase Agreement, the TCC Purchase Agreement and any other receivables purchase agreement between an Originator and the Seller providing for the absolute sale by the Originator to the Seller of Receivables of the Originator, as amended, supplemented, restated or otherwise modified from time to time.

"Outstanding Balance" means, with respect to a Receivable and at any time, the outstanding principal balance currently owing under such Receivable (including incurred but unbilled usage-related charges with respect to Unbilled Receivables which amounts will be billed at the next billing cycle date for the related Obligor) including, for greater certainty, any exigible GST, HST, QST or Non-Assignable Taxes but not including any amounts owing under a Contract that is a lease or rental agreement which have not been invoiced at such time.

"Permitted Investments" means:

   (a) negotiable instruments or securities represented by instruments in bearer or registered form with a maturity not extending beyond the earlier of the end of the current Settlement Period and the next following Settlement Date, which evidence:

         (i) obligations issued or fully guaranteed as to both credit and timeliness by the Government of Canada,

        (ii) short term unsecured debt obligations issued or fully guaranteed as to both credit and timeliness by a province or municipality of Canada, provided that such securities have the Required Rating,

       (iii) deposits, bankers' acceptances, and subordinated debentures issued or accepted by any Canadian Schedule I or II bank, provided that such securities have the Required Rating, or

        (iv) commercial paper, secured bonds or senior unsecured obligations of Canadian entities, provided that such securities have the Required Rating; or

   (b) demand deposits in any Canadian Schedule I or II bank, provided that such bank has the Required Rating,

provided, however, that investments of the aggregate balances of all accounts maintained by the Purchaser or the Agent, as the case may be, in the securities of any one issuer, other than those securities referred to in clause (a)(i) above, shall be limited to a maximum amount equal to the greater of $5,000,000 or 10% of the face amount of all Permitted Investments.

"Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture or other entity, or a Governmental Authority.

"Pool Default Ratio" means, for any Settlement Period, the average (expressed as a percentage) of the Monthly Pool Default Ratio for such Settlement Period and the two preceding Settlement Periods.

"Pool Delinquency Ratio" means, for any Settlement Period, the average of the ratio (expressed as a percentage) for such Settlement Period and the two preceding Settlement Periods calculated by dividing:

   (a) the aggregate of the Outstanding Balances of all Delinquent Receivables as at the last Business Day of such Settlement Period, by

   (b) the aggregate of the Outstanding Balances of all Billed
       Receivables as at the last Business Day of such Settlement Period.

"Pool Receivable" means a Receivable in the Receivables Pool, excluding any Receivable after it has become a Removed Receivable.

"PPSA" means the Personal Property Security Act (Ontario) as in effect from time to time and the similar legislation in force in the other provinces and territories of Canada, as the context dictates.

"Prime Rate" means the annual rate of interest announced from time to time by (intentionally deleted) as being its reference rate then in effect for determining interest rates on Cdn. Dollar denominated "prime rate" commercial loans made by it in Canada.

"Program Fee Rate" has the meaning specified in the Fee Letter.

"Program Limit" means $650,000,000, as such amount may be adjusted upon the agreement in writing by the Purchaser and the Seller from time to time or as may be reduced pursuant to Section 2.1(3). References to the unused portion of the Program Limit herein shall mean, at any time, the Program Limit, as may be adjusted in the manner referred to above, minus the Adjusted Cash Paid at such time.

"Purchase" means the Initial Purchase and each Increase Purchase.

"Purchase Discount Payment" means, with respect to a Settlement Period and subject to Section 5.2(1), the sum of the product for each day during such Settlement Period of the Adjusted Cash Paid for such day multiplied by the Purchase Discount Rate for such Settlement Period and divided by 365.

"Purchase Discount Rate" means (a) in respect of the initial Settlement Period, 2.69% per annum, and (b) in respect of each Settlement Period thereafter, the sum of (i) the rate per annum which is the Purchaser's cost to effect or maintain, through the issuance of Notes or incurrence of indebtedness under the Liquidity Agreement, the Purchases during such Settlement Period, and (ii) the Program Fee Rate.

"Purchase Discount Rate Report" means a report, substantially in the form of Exhibit F, furnished by the Agent to the Seller pursuant to Section 5.2(1).

"Purchase Discount Reserve" means, at any time, the amount determined by the following formula:

          PDR     =     ACP x PDRP
          where:
          PDR     =     the Purchase Discount Reserve
          ACP     =     the Adjusted Cash Paid at such time
          PDRP    =     the Purchase Discount Reserve Percentage at such time.




"Purchase Discount Reserve Percentage" means, at any time, a percentage equal to the product of (a) the Purchase Discount Rate for the then current Settlement Period, and (b) a fraction, the numerator of which is 45 (or such higher number which is the maximum number indicated to be the current estimated weighted average life in days of the Billed Receivables in any of the 12 most recent Servicer Reports furnished to the Purchaser pursuant to Section 8.2(6) or, if less than 12 Servicer Reports have been so furnished, in any Servicer Report) and the denominator of which is 365.

"Purchase Price" means for the Initial Purchase and each Increase Purchase, if any, an amount equal to the Cash Payment in respect thereof and any other amounts payable to the Seller hereunder and reasonably allocable to any such Purchase.

"Purchaser" means The Canada Trust Company, in its capacity as trustee of (intentionally deleted), and its successors and permitted assigns.

"Purchaser's Account" means the account (intentionally deleted) of the Purchaser maintained at (intentionally deleted) or such other account which is designated by the Agent in writing to the Seller and the Servicer as the "Purchaser's Account" for the purposes hereof.

"Purchaser's Ownership Amount" means, at any time, an amount equal to the sum
(a) the Adjusted Cash Paid, and (b) the Seller Reserve, each at such time.

"Purchaser's Ownership Interest" has the meaning specified in Section 2.2(5).

"Purchaser's Share" means (a) at any time prior to the Termination Date, the percentage equivalent of a fraction, the numerator of which is the Purchaser's Ownership Amount and the denominator of which is the Eligible Receivables Pool Balance, each at such time, and (b) from and after the Termination Date, the percentage determined as at the Business Day immediately preceding the Termination Date.

"QST" means all Quebec sales taxes levied under the Act Respecting the Quebec Sales Tax.

"Quebec Assignment" means an assignment agreement substantially in the form of Exhibit E.

"Quebec Receivable" means a Receivable in respect of which the related Obligor is located in the Province of Quebec, which location in the absence of actual notice, shall be determined by reference to the mailing address to which an invoice in respect of such Receivable has been or will be sent.

"Rating Agency" means DBRS.

"Receivable" means the indebtedness of any Obligor resulting from the sale of products or the rendering of services by the Seller or an Originator under a Contract, and (i) in respect of which the amounts owing by the Obligor are recorded, or relevant invoices are (or are expected in the ordinary course to be) generated, on a Billing System and (ii) which has been originated by the Seller or acquired by the Seller pursuant to an Originator Purchase Agreement, including for greater certainty, all taxes payable included in an invoice or charged to an Obligor under a related Contract and any Unbilled Receivable, and the right to payment of any interest and other obligations of such Obligor with respect thereto, but in any event excluding Excluded Receivables.

"Receivables Pool" means all Receivables in existence as of the Cut-Off Date and all Receivables arising thereafter up to and including the Termination Date and all Related Rights with respect to such Receivables, excluding Receivables after they have become Removed Receivables and the Related Rights in respect thereof.

"Records" means all agreements, invoices, books, records, computer tapes and disks and other documents and information maintained with respect to the Receivables, the Related Rights and the related Obligors.

"Reduced Adjusted Cash Paid Target" has the meaning specified in
Section 2.2(8).

"Reduction Request" has the meaning specified in Section 2.2(8).

"Related Document" means the Fee Letter, the Initial Purchase Request, each Increase Purchase Request, each Originator Purchase Agreement and any other agreement, document, notice, report (including Servicer Report) or other written communication which is at any time coincident with the entering into of this Agreement or after the date of the Original Agreement delivered pursuant to a requirement hereunder.

"Related Rights" means, with respect to any Receivable:

   (a) all of the Seller's or any Originator's right, title and interest in and to any security interests or liens from time to time purporting to specifically secure payment of such Receivable (including such right, title and interest in and to the Seller's right to apply any security deposit to satisfy an Obligor's payment obligations under a related Contract), whether pursuant to the related Contract or otherwise, together with all PPSA financing statements or other filings and registrations relating thereto;

   (b) all of the Seller's or any Originator's right, title and interest in, to and under all guarantees, indemnities, insurance policies (and proceeds and premium refunds thereof) and other agreements (including the related Contract) or arrangements of whatsoever character from time to time specifically supporting or securing payment of such Receivable;

   (c) all of the Seller's or any Originator's right, title and interest in any goods (including returned goods) relating to any sale giving rise to such Receivable;

   (d) all of Seller's right, title and interest in and to the services performed by the Seller or an Originator, as the case may be, pertaining to such Receivable; and

   (e) all Collections and other proceeds of or relating to such Receivable or to any of the foregoing.

"Removal Condition" has the meaning specified in Section 2.14(2).

"Removed Receivable" has the meaning specified in Section 2.14(1).

"Reporting Date" means (a) in respect of the initial Settlement Period under the Original Agreement, August 22, 2002, and (b) in respect of each Settlement Period thereafter, the 15th Business Day following the end of such Settlement Period, or such other day as the Purchaser and the Seller may from time to time agree.

"Required Rating" means (a) in the case of long term unsecured debt obligations of any Person, a minimum rating of AA(low) by the Rating Agency, and (b) in the case of commercial paper or other short term unsecured debt obligations of any Person, a minimum rating of R-1(middle) by the Rating Agency, or such lower ratings as the Rating Agency may permit for any particular purpose from time to time.

"Restructuring" means the transfer by TELUS Communications Inc. of certain of its wireline assets and liabilities to TCC and the transfer by TELE-MOBILE COMPANY of certain of its wireless assets and liabilities to TCC.

"Retained Available Collections" has the meaning specified in Section 2.4(2).

"Segregated Account" means the account established by the Agent in the name of the Purchaser or the Agent, as trustee for the Purchaser, for the sole purpose of holding deposits made or to be made thereto hereunder.

"Segregation Event" means the failure of the Seller to maintain a rating of its long term unsecured debt of at least BBB (low) from the Rating Agency.

"Seller" means TELUS Communications Inc., a corporation governed by the laws of Canada, and its successors and permitted assigns.

"Seller Reserve" means, at any time, the sum of the Loss Reserve, the Purchase Discount Reserve and the Dilution Reserve, each at such time.

"Seller's Account" means the account (intentionally deleted) of the Seller maintained at (intentionally deleted), Pacific Centre branch, located at 700 West Georgia Street, Vancouver, or such other account which is designated by the Seller in writing to the Purchaser and the Servicer as the "Seller's Account" for the purposes hereof.

"Seller's Retained Interest" has the meaning specified in Section 2.2(6).

"Seller's Share" means, at any time, a percentage equal to 100% minus the Purchaser's Share at such time.

"Senior Short Term Notes" has the meaning specified in the Trust Indenture.

"Servicer" means, at any time, the Person then authorized pursuant to
Section 8.1 to administer and collect the Pool Receivables.

"Servicer Fee" has the meaning specified in Section 8.4.

"Servicer Report" means a report, substantially in the form of Exhibit A, furnished by the Servicer to the Purchaser pursuant to Section 8.2(6).

"Servicer Termination Event" means the occurrence of any of the following events or circumstances:

   (a) the Servicer shall fail to make when due any payment or deposit to be made by it under this Agreement (including, for greater certainty, a failure to deposit Retained Available Collections as required pursuant to Section 2.4(3)(b)(ii)) and such failure shall remain unremedied for three Business Days after written notice thereof shall have been given to the Servicer by the Purchaser;

   (b) the Servicer shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and such failure shall remain unremedied for 15 Business Days after written notice thereof shall have been given to the Servicer by the Purchaser; or

   (c) an Insolvency Event shall have occurred in respect of the Servicer.

"Settlement Date" means (a) in respect of the initial Settlement Period under the Original Agreement, August 27, 2002, and (b) in respect of each Settlement Period thereafter, the 18th Business Day following the end of such Settlement Period, or such other day as the Purchaser and the Seller may from time to time agree; provided that on and after the Termination Date, the Purchaser may select Settlement Dates by prior written notice to the Seller.

"Settlement Period" means:

   (a) initially, a period from and including the Cut-Off Date to and including the last Business Day of the Month in which such Purchase is made; and

   (b) thereafter, each period from the day following the last day of the preceding Settlement Period to the last Business Day of the Month following the Month in which the preceding Settlement Period ended; provided that (i) the Purchaser may select the length of any Settlement Period which commences on or after the Termination Date, and (ii) any Settlement Period which commences before the Termination Date and would otherwise end after the Termination Date shall end on the Termination Date, and provided further that if any calculation or determination to be made pursuant to this Agreement refers to any "Settlement Period" preceding the Settlement Period referred to in clause (a) above, such reference shall be deemed to be a reference to the corresponding preceding Month.

"Subordinated Short Term Notes" has the meaning specified in the Trust
Indenture.

"Successor Corporation" has the meaning specified in Section 5.1(5).

"Taxes" means any foreign or domestic withholding, stamp, income, business, general corporation, large corporations, property, capital, excise, customs, goods and services, sales, consumption, value added or other tax, duty, impost, fee, levy, assessment or other governmental charge, and all related penalties or interest.

"TCC" means TELUS Communications Company, a general partnership formed under the laws of the Province of British Columbia, and its successors and assigns.

"TCC Purchase Agreement" means the receivables purchase agreement dated as of the date hereof between TCC and the Seller providing for the sale by TCC to the Seller of Receivables of TCC, as amended, supplemented, restated or otherwise modified from time to time.

"Telecommunications Services" means providing voice, data, Internet services, wireless, broadcasting, video, cable or other communications services, the operation of communications networks, the provision of communications equipment, the development, provision or licensing of software applications in connection with any of the foregoing, any activities ancillary or related to the foregoing and the activities in which the Seller or Mobility were engaged as of the date of the Original Agreement and the business in which TCC is currently engaged.

"Termination Date" means the earliest of (a) July 18, 2007 or such later date as may be agreed to by the Purchaser, the Agent and the Seller in writing,
(b) the date determined pursuant to Section 6.2(1), (c) the date designated by the Seller upon at least 60 days' prior written notice to the Purchaser, provided that if all or part of any Purchase has been funded by the Purchaser under the Liquidity Agreement for five consecutive Business Days, the Seller shall only be required to give five Business Days' notice of such date to the Purchaser, (d) the date designated by the Seller upon at least five Business Days' prior written notice to the Purchaser following a reasonable determination by the Seller that an amendment or other modification made to the Liquidity Agreement materially and adversely affects its rights hereunder or following an assignment by the Purchaser pursuant to the proviso in
Section 9.4(1) in connection with an Event of Termination set out in
Section 6.1(9), (e) the date designated by the Purchaser upon at least 30 days' prior written notice to the Seller delivered following a Control Event but no later than 60 days following a Control Event, and (f) the date designated by the Purchaser in a written notice given to the Seller at a time when the Seller's long term unsecured debt is not rated at least BBB (low) by the Rating Agency.

"Terms of Service" means the Terms of Service (item 10 of the General Tariff) for telecommunications services regulated by the CRTC, as amended from time to time.

"Trust Indenture" means the amended and restated trust indenture made as of October 15, 2004 between the Purchaser and the Indenture Trustee, as amended, supplemented, restated or otherwise modified from time to time.

"Unbilled Receivable" means any Receivable in respect of usage-related charges which have been incurred but for which an invoice has not yet been issued.

"U.S. Dollars" and "U.S. $" each mean the lawful currency of the United States of America.

"Wireline Receivable" means any Receivable arising from the wireline activities of TCC or the Seller.

1.2 Defined Terms Used in Trust Indenture. For the purposes of the Trust Indenture, the Purchaser confirms that this Agreement shall constitute a "Securitization Agreement".

1.3 GAAP. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

1.4 Extended Meanings. Words importing the singular include the plural and vice-versa, and words importing any gender include all genders. Any defined term used in the singular preceded by "any" or "each" will be taken to indicate any number of the members of the relevant class. Unless otherwise specified, references in this Agreement to any statutes (including any PPSA) will include all regulations made thereunder or in connection therewith from time to time, and will include such statutes as the same may be amended, re-enacted, supplemented or replaced from time to time. Every use of the word "including" herein will be construed as meaning "including, without limitation". The terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement and not to any particular Section, Exhibit, Schedule or other portion of this Agreement. Unless otherwise provided, all references to Sections, paragraphs, clauses, Exhibits or Schedules are references to Sections, paragraphs, clauses, Exhibits or Schedules of or to this Agreement. Unless otherwise provided, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and each of the words "to" and "until" means "to but excluding". All references contained in this Agreement to a debt rating classification will be deemed to refer to the current debt rating classification or any equivalent successor rating classification.

1.5 Calculations. Unless otherwise specified herein, all calculations and determinations of amounts pursuant to the provisions hereof shall be made as of the close of business on the day as of which any such calculation or determination is to be made after posting all transactions in respect of Receivables for such day.

1.6 Equivalent Amounts. Where any determination of an amount is required to be made hereunder or in any Servicer Report, including determinations of the "Outstanding Balance", "Cash Balance", "Eligible Receivables Pool Balance", "Minimum Eligible Pool Balance", "Concentration Limit" or "Billings" and where it is not so otherwise specified herein, such determination shall be made by calculating the Cdn. Dollar equivalent amount thereof using the Exchange Rate on the day of such determination.

section 2 - TERMS OF PURCHASES AND ENTITLEMENTS

2.1 Initial Purchase Request and Increase Purchase Requests.

(1) At any time on or after the execution of the Original Agreement, the Seller may, by facsimile or delivery of a notice to the Purchaser at least three Business Days prior to the date of the Initial Purchase (as defined below) unless such prior notice requirement is waived by the Purchaser, request the Purchaser to purchase an undivided ownership interest in the Receivables Pool, from the Seller (the "Initial Purchase"). Such notice shall specify (a) the Cash Payment to be paid to the Seller (which amount shall not be less than $150,000,000), and (b) the date of the Initial Purchase (which date shall be a Business Day). The notice delivered by the Seller pursuant to this
Section 2.1(1) shall be substantially in the form of Exhibit B and is referred to as the "Initial Purchase Request". The Parties confirm that the Initial Purchase was completed pursuant to the Original Agreement on July 31, 2002.

(2) Provided that no Segregation Event or Event of Termination has occurred and is continuing, from time to time after the Initial Purchase and prior to the Termination Date, the Seller may, by facsimile or delivery of a notice to the Purchaser at least three Business Days prior to the date of the related Increase Purchase (as defined below) unless such prior notice requirement is waived by the Purchaser, request the Purchaser to purchase an additional undivided ownership interest in the Receivables Pool, from the Seller (an "Increase Purchase"). Each such notice shall specify (a) the Cash Payment to be paid to the Seller (which amount shall not be less than $1,000,000), and
(b) the date of such Increase Purchase (which date shall be a Settlement Date unless otherwise agreed by the Purchaser). The notice delivered by the Seller pursuant to this Section 2.1(2) shall be substantially in the form of Exhibit C and is referred to as an "Increase Purchase Request".

(3) The Seller may, upon at least five Business Days' prior written notice to the Purchaser, terminate in full or reduce in part the unused portion of the Program Limit; provided that each partial reduction shall be in the amount of at least $1,000,000 or an integral multiple thereof.

2.2 Purchase and Sale.

(1) If the conditions precedent in Sections 3.1 and 3.2 are satisfied or have not been satisfied but have been waived by the Purchaser pursuant to
Section 3.4, on the date specified in the Initial Purchase Request, the Seller shall sell, transfer, assign and convey to the Purchaser, and the Purchaser shall purchase, an undivided ownership interest in the Receivables Pool having the terms and attributes and conferring upon the Purchaser the entitlements and property rights set out herein including the right to receive certain amounts from the Purchaser's Share of the Receivables Pool, for the Purchase Price applicable to the Initial Purchase, and the Purchaser shall deposit to the Seller's Account the Cash Payment in respect thereof on the date of the Initial Purchase. Upon the making of such deposit, an undivided ownership interest in the Receivables Pool shall hereby be sold, transferred, assigned and conveyed to the Purchaser on a fully serviced basis without recourse (except as provided in this Agreement), without the need for any formality or other instrument of assignment.

(2) If the conditions precedent in Section 3.2 are satisfied or have not been satisfied but have been waived by the Purchaser pursuant to Section 3.4, on the date specified in the applicable Increase Purchase Request, the Seller shall sell, transfer, assign and convey to the Purchaser, and the Purchaser shall purchase an additional undivided ownership interest in the Receivables Pool, having the terms and attributes and conferring upon the Purchaser the entitlements and property rights set out herein including the right to receive amounts from the Purchaser's Share of the Receivables Pool, for the Purchase Price applicable to such Increase Purchase, and the Purchaser shall deposit to the Seller's Account the Cash Payment in respect thereof on the date of such Increase Purchase. Upon the making of such deposit, an additional undivided ownership interest in the Receivables Pool shall hereby be sold, transferred, assigned and conveyed to the Purchaser on a fully serviced basis without recourse (except as provided by this Agreement), without the need of any formality or other instrument of assignment and thereafter the Adjusted Cash Paid at such time shall be increased by the amount of such Cash Payment and the Purchaser's Ownership Amount shall be calculated based on such increased Adjusted Cash Paid.

(3) Under no circumstances shall the Purchaser be required to make the Initial Purchase or any Increase Purchase if, after giving effect thereto, the Adjusted Cash Paid would exceed the Program Limit.

It is hereby confirmed that the parties intend that this Agreement and the Initial Purchase Request and each Increase Purchase Request give effect to the absolute sale, transfer, assignment and conveyance from the Seller to the Purchaser of the Initial Ownership Interest and each Additional Ownership Interest, respectively, in accordance with the terms hereof.

(4) The Initial Ownership Interest and all Additional Ownership Interests that have been acquired by the Purchaser hereunder at any time are collectively referred to herein as the "Purchaser's Ownership Interest". The Purchaser's Ownership Interest shall entitle the Purchaser to receive amounts from the Purchaser's Share of Collections of Pool Receivables as provided in Sections 2.4 and 2.5.

(5) The undivided ownership interest in the Receivables Pool not forming part of the Purchaser's Ownership Interest shall be retained by the Seller and shall entitle the Seller to receive the Seller's Share of Collections and other amounts from the Receivables Pool as herein provided. Such undivided ownership interest in the Receivables Pool is hereinafter referred to as the "Seller's Retained Interest".

(6) The Seller and the Purchaser shall hold the Seller's Retained Interest and the Purchaser's Ownership Interest, respectively, as tenants in common.

(7) From time to time prior to the Termination Date, the Purchaser agrees that the Seller may specify in a written notice to the Agent an amount to which the Seller wishes to reduce the Adjusted Cash Paid (the "Reduced Adjusted Cash Paid Target"), which amount shall not be less than $150,000,000. Unless otherwise agreed to by the Seller and the Purchaser, such notice shall take effect immediately and Collections shall thereafter be set aside pursuant to
Section 2.4(2) unless this could result in amounts being deposited to the Purchaser's Account pursuant to Section 2.4(3)(b)(ii) within 29 days of such notice in which case such notice shall take effect on the first day of the following Settlement Period. Reductions of the Adjusted Cash Paid pursuant to this Section 2.2(8) shall not reduce the Program Limit. A notice delivered by the Seller pursuant to this Section 2.2(8) shall be substantially in the form of Exhibit D and is referred to as a "Reduction Request".

2.3 Administration of Collections. Collections of the Pool Receivables shall be administered by the Servicer in accordance with the terms of this Agreement. The Seller shall promptly provide to the Servicer (if other than the Seller, its designee or an Affiliate of the Seller) all information needed for such administration, including notice of the occurrence of the Termination Date.

2.4 Allocation of Collections Before Termination Date.

(1) The Seller and the Purchaser, on each day during a Settlement Period before the Termination Date, shall be entitled to Collections of Pool Receivables for such day and Retained Available Collections (as defined below) in respect of the previous day (only if such previous day is included in the same Settlement Period as such day) in accordance with the following allocations and distributions:

   (a) first, to the Seller, the Seller's Share of Collections of Pool Receivables for such day;

   (b) second, to the Purchaser, from the Purchaser's Share of Collections of Pool Receivables for such day, an amount equal to the Purchase Discount Payment accrued to and including such day and not previously allocated to the Purchaser pursuant to this
       Section 2.4(1)(b); and

   (c) third, subject to Section 2.4(2), to the Seller, the remainder of Collections of Pool Receivables for such day and Retained Available Collections for the previous day on account of the Seller's Retained Interest.

(2) If on any day before the Termination Date:

   (a) the Eligible Receivables Pool Balance plus the Cash Balance is less than the Minimum Eligible Pool Balance on such day; or

   (b) the Adjusted Cash Paid minus the Cash Balance is more than the Reduced Adjusted Cash Paid Target on such day,

   then from Collections of Pool Receivables not allocated on such day pursuant to Section 2.4(1)(a) or 2.4(1)(b) and not allocated on a previous day in the same Settlement Period pursuant to Section 2.4(1)(a), 2.4(1)(b) or 2.4(1)(c) (for such day, the "Available Collections"), Collections of Pool Receivables shall be set aside and not allocated to either the Seller or the Purchaser in an amount (for such day, the "Retained Available Collections") equal to the lesser of (i) the total amount of such Available Collections, and
   (ii) the minimum amount such that if the Adjusted Cash Paid were reduced by such amount,
   (c) in the case of clause (a) above, the Minimum Eligible Pool
       Balance would be less than or equal to the Eligible Receivables Pool Balance plus the Cash Balance on such day; and

   (d) in the case of clause (b) above, the Adjusted Cash Paid minus the Cash Balance would be less than or equal to the Reduced Adjusted Cash Paid Target on such day;

and if such day is the last day of a Settlement Period then the Purchaser shall be entitled to such Retained Available Collections for such day and such amounts shall be so allocated.

(3) Prior to the Termination Date, the Servicer shall deposit:

   (a) on each Settlement Date to the Seller's Account, all Collections of Pool Receivables allocated to the Seller and to which the Seller is entitled pursuant to Sections 2.4(1)(a) or 2.4(1)(c) for each day during the related Settlement Period; provided that the Seller (if the Seller is the Servicer) may waive the requirement that such deposit be made and may instead retain such Collections in its possession in a like amount.

   (b) subject to Section 2.8(2), to the Purchaser's Account:

         (i) on the last day of each Settlement Period, all Collections of Pool Receivables allocated to the Purchaser and to which the Purchaser is entitled pursuant to Section 2.4(1)(b) for each day during such Settlement Period; and

        (ii) on each Settlement Date, the Retained Available Collections for the last day of the related Settlement Period and to which the Purchaser is entitled pursuant to Section 2.4(2).

(4) Upon receipt of funds deposited to the Purchaser's Account pursuant to Sections 2.4(3)(b) and 2.8(2), the Purchaser shall apply such funds first on account of the Purchase Discount Payments and then, to the extent of any Retained Available Collections, in reduction of the Adjusted Cash Paid.
2.5 Allocation of Collections After Termination Date.

(1) The Seller and the Purchaser, on each day on and after the Termination Date shall be entitled to Collections of Pool Receivables for such day and Retained Available Collections in respect of the day preceding the Termination Date in accordance with the following allocations and distributions:

   (a) first, to the Seller, an amount equal to the Seller's Share of Collections of Pool Receivables for such day which amount shall be applied by the Seller as follows:

         (i) first, to any replacement Servicer, any Servicer Fee owing hereunder (by direct payment to the replacement Servicer);

        (ii) second, to the Purchaser, any amounts payable by the Seller pursuant to Section 7.1(7); and

       (iii) as to the balance, to the Seller; and

   (b) second, to the Purchaser, an amount equal to the sum of the Purchaser's Share of Collections of Pool Receivables for such day and, if such day is the Termination Date, Retained Available Collections in respect of the day preceding the Termination Date.

(2) The Servicer shall deposit on each Settlement Date on and after the Termination Date:

   (a) to the Seller's Account, all Collections of Pool Receivables allocated to the Seller pursuant to Section 2.5(1)(a)(iii); and

   (b) subject to Section 2.8(2), to the Purchaser's Account, all Collections of Pool Receivables and Retained Available Collections allocated to the Purchaser pursuant to Section 2.5(1)(b).

(3) Upon receipt of funds deposited to the Purchaser's Account pursuant to Sections 2.5(2)(b) and 2.8(2), the Purchaser shall apply such funds in the following order of priority:

   (a) first, to the Purchaser in payment of any Purchase Discount
       Payment in respect of which funds have not previously been allocated and paid to the Purchaser hereunder;

   (b) second, in satisfaction of payment of any other amounts owed by the Seller to the Purchaser hereunder or pursuant to the Fee Letter, if applicable; and

   (c) third, to the Purchaser in reduction to zero of the Adjusted Cash
       Paid.

(4) On the first Business Day after all amounts referred to in Section 2.5(3) have been paid in full or reduced to zero, as applicable (the "Final Collection Date"), the Purchaser shall have received in full all amounts to which it is entitled hereunder on account of the Purchaser's Ownership Interest and thereupon the Purchaser's Ownership Interest shall be extinguished and the Purchaser shall have no further interest in, or be entitled to any amounts from, the Receivables Pool. On the Final Collection Date, the Purchaser shall remit to the Seller the balance of any amounts in the Purchaser's Account not applied pursuant to Section 2.5(3).

2.6 Deemed Collections.

(1) For the purposes of Sections 2.4 and 2.5, if on any day (whether before, on or after the Termination Date) the Outstanding Balance of any Pool Receivable is reduced as a result of a Dilution or the set-off by the Seller of a Dealer Receivable pursuant to the terms of the related Contract, the Servicer shall be deemed to have received on such day a Collection of such Pool Receivable in the amount of such reduction or set-off, as applicable.

(2) The parties acknowledge that the deemed receipt of a Collection of all or part of a Pool Receivable pursuant to Section 2.6(1) shall not in any way impair or otherwise affect any contractual or other right of the Seller or the Purchaser as against the Obligor of such Pool Receivable or any other Person (other than the Seller or the Purchaser), and no such Obligor or other Person shall derive any benefit by virtue of such deemed receipt.

(3) The Seller shall forthwith deliver to the Servicer an amount equal to all Collections of Pool Receivables deemed to have been received pursuant to
Section 2.6(1), and the Seller and the Purchaser shall be entitled to, and shall allocate and distribute such deemed Collections of Pool Receivables in accordance with Sections 2.4 and 2.5, as applicable.

2.7 Appropriation of Payments. Except as provided in Section 2.6(1), or as otherwise required by applicable Law or the Credit and Collection Policy or as otherwise stipulated in the relevant Contract or pursuant to a designation by the Obligor to the effect that its payment shall be applied to the payment of specific Receivables, all Collections received from or in respect of an Obligor of any Receivables shall be applied to the Receivables of such Obligor in the order of the age of such Receivables starting with the oldest first.

2.8 Commingling.

(1) Prior to the occurrence of a Segregation Event or a Servicer Termination Event, the Seller, as Servicer, may commingle and apply Collections of Pool Receivables with its other funds. If a Segregation Event or a Servicer Termination Event occurs and is continuing, the Servicer shall deposit the Purchaser's Share of all Collections of Pool Receivables received into the Segregated Account within two Business Days of receipt by the Servicer; provided that prior to the Termination Date no such deposit need be made and Collections of Pool Receivables may be commingled and applied by or allocated to the Seller if the amount on deposit in the Segregation Account exceeds the amount expected by the Agent to be allocated to the Purchaser in respect of the current Settlement Period under Section 2.4.

(2) The Agent shall make the deposits required pursuant to Sections 2.4(3)(b) and 2.5(2)(b) by first transferring any amounts on deposit in the Segregated Account (including any investment income earned thereon) to the Purchaser's Account.

2.9 Fees. Without duplication of any amounts paid, deposited or remitted pursuant to Section 2.4 or 2.5, the Seller shall pay to the Purchaser certain fees in the amounts and on the dates set forth in the Fee Letter.

2.10 Payments and Computations, etc.

(1) Unless otherwise specified in writing by the recipient, all amounts to be paid, remitted, distributed or deposited by the Agent, the Seller, the Purchaser or the Servicer hereunder to or for the account of the Agent, the Purchaser, the Servicer or the Seller, as applicable, shall be made on the day when due by electronic funds transfer or such other means as the parties may mutually agree, in same day funds to the applicable account. The payor shall use its reasonable best efforts to initiate the transfer of funds necessary to make the payment so as to result in the deposit of such funds to the applicable account by no later than 2:00 p.m. (Toronto time).

(2) The Seller and the Servicer shall, to the extent permitted by Law, pay interest on any amount not paid or deposited from the date that such payment or deposit was required hereunder to the actual date of payment or deposit hereunder, at an interest rate per annum equal to the Prime Rate, payable on demand to the Purchaser.

(3) All computations of interest under Section 2.10(2) and all computations of the Prime Rate, fees, discount rates and other amounts hereunder shall be made on the basis of a year of 365 days for the actual number of days elapsed. Whenever any payment or deposit to be made hereunder shall be due on a day other than a Business Day, such payment or deposit shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of such payment or deposit.

(4) For the purposes of this Agreement, whenever interest or a discount rate to be paid or calculated hereunder is to be calculated on the basis of a period other than a calendar year, the yearly rate of interest or discount rate to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days in the period in respect of which the calculation is being made.

2.11 Change in Circumstances. After the date of the Original Agreement, if either:

   (a) the introduction of or any change (including any change by way of imposition or increase of reserve requirements) in or in the interpretation of any Law by any Governmental Authority charged with the administration thereof which is applicable to the Purchaser or any bank or other financial institution which provides or commits to provide liquidity support or credit enhancement to the Purchaser in connection with any Purchase; or

   (b) the compliance by the Purchaser with any changed or introduced guideline or request from any Governmental Authority (whether or not having the force of Law),

has the effect of:

         (i) increasing the cost to the Purchaser of making, funding or maintaining any Purchase hereunder or agreeing to make Purchases hereunder, or reducing the rate of return to the Purchaser in connection therewith or as a result of reserves (including reserves against capital) to be made therefor;

        (ii) reducing the amount receivable by the Purchaser with respect to the Purchaser's Ownership Interest; or

       (iii) requiring the Purchaser to make a payment calculated by reference to the Purchaser's Ownership Interest,

the Purchaser shall, upon becoming aware of any event or circumstance entitling it to payment under this Section 2.11, provide notice to the Seller setting forth in reasonable detail its computation of such increased costs incurred, reduction in rate of return, amount not received or receivable or required payment made, as applicable, and the Seller shall within 30 days of receipt of such notice pay the Purchaser that portion of such increased costs incurred, reduction in rate of return, amount not received or receivable, or required payment made which is attributable to the Purchaser's Ownership Interest. In determining amounts set out in such notice, the Purchaser may use any reasonable averaging and attribution methods, the calculation and explanation of which shall be provided to the Seller, provided that the Purchaser shall use such methods in good faith and such methods shall be in accordance with those generally used by the Purchaser for this purpose in similar transactions. The Purchaser shall use reasonable commercial efforts to notify the Seller of any event or circumstance that is likely to, within the passage of time or otherwise, entitle the Purchaser to demand payment from the Seller pursuant to this Section 2.11.

2.12 Further Action Evidencing Ownership of Purchaser's Ownership Interest. Each of the Seller and the Purchaser shall from time to time at the Seller's expense, promptly execute and deliver all instruments and documents and take all action that may be reasonably necessary or advisable, or that may be reasonably requested, in order to perfect, protect, preserve, vest or more fully evidence (whether pursuant to any PPSA or otherwise) the Purchaser's ownership of the Purchaser's Ownership Interest, and to enable the Purchaser to exercise or enforce any of its rights hereunder or thereunder against third parties or for any other reasonable purpose. Notwithstanding the foregoing, prior to a Servicer Termination Event having occurred, the Purchaser shall not register any financing statement or similar registration against any Obligor in respect of a Receivable or require the Seller to give notice to any Obligor of the Purchaser's interest in any Receivable.

2.13 Quebec Receivables. In addition to Sections 2.2(1) and 2.2(2), but subject to the last sentence of this Section 2.13, the Seller shall, on the date of the Initial Purchase, sell, transfer, assign and convey to the Purchaser an undivided ownership interest in (a) the universality of all present and future Quebec Receivables (including each Quebec Receivable as to which the Seller hereafter otherwise acquires any interest or becomes entitled), and (b) all Related Rights with respect to such Quebec Receivables, such undivided ownership interest in such property on any day to be calculated in accordance with Sections 2.2(5) and 2.2(6); provided that the sale, transfer, assignment and conveyance of each particular future Quebec Receivable and Related Security shall only become effective (retroactively to the date of the Quebec Assignment) to the extent there shall not have occurred the Termination Date. Forthwith after the Termination Date, the Purchaser shall amend, or cause to be amended, any registrations in respect of the Quebec Assignment so that it will no longer apply to Quebec Receivables arising after the Termination Date. For greater certainty, to the extent there is any inconsistency between this
Section 2.13 and any other provision of this Agreement, this Section 2.13 shall govern.

2.14 Removal of Defaulted Receivables.

(1) The Purchaser shall have no interest in Collections with respect to a Receivable after such Receivable becomes a Removed Receivable. If a Receivable becomes a Defaulted Receivable during a Settlement Period then it shall become a "Removed Receivable" on the earliest of (a) the related Settlement Date if the Removal Condition is satisfied on such date, or (b) any subsequent Settlement Date on which the Removal Condition is satisfied; provided, however, that in either case no Receivable shall become a Removed Receivable at any time on or after the Termination Date. On the day that a Receivable becomes a Removed Receivable, the Purchaser shall transfer, assign and convey to the Seller for no additional consideration all of the Purchaser's right, title and interest in and to such Removed Receivable and the Related Rights in respect thereof, free and clear of all Liens but otherwise without recourse and without any representation, warranty or condition and all such Removed Receivables and Related Rights are hereby so transferred, assigned and conveyed without the need for any further action, formality or other instrument of assignment.

(2) The condition for becoming a Removed Receivable as contemplated in
Section 2.14(1) (the "Removal Condition") shall be satisfied in respect of a Settlement Date if, on the last day of the related Settlement Period:

   (a) the Minimum Eligible Pool Balance was less than or equal to the Eligible Receivables Pool Balance plus the Cash Balance on such day; and

   (b) the Adjusted Cash Paid minus the Cash Balance was less than or equal to the Reduced Adjusted Cash Paid Target on such day.

section 3 - CONDITIONS PRECEDENT

3.1 Conditions Precedent to Initial Purchase. The Initial Purchase is subject to the conditions precedent that the Purchaser shall have completed a due diligence review with results satisfactory to the Purchaser, acting reasonably, of the Credit and Collection Policy and that the Purchaser shall have received, on or before the date of the Initial Purchase, the following, each (where applicable and unless otherwise indicated) dated such date and in form and substance satisfactory to the Purchaser, acting reasonably:

(1) A certificate of a senior officer of the Seller certifying (a) a copy of the resolutions of the board of directors (and any committee thereof to the extent required by any resolution of the board of directors of the Seller or the Seller's corporate governance requirements) of the Seller approving the sale, transfer, assignment and conveyance of the Purchaser's Ownership Interest pursuant to and in accordance with this Agreement and the Related Documents to which it is a party, (b) a copy of relevant extracts of the articles and by-laws or other constating documents, as amended, for the Seller, (c) copies of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to this Agreement and the Related Documents to which the Seller is a party, and (d) the names and true signatures of the officers of the Seller authorized to execute this Agreement and the Related Documents to which it is a party.

(2) A certificate of a senior officer of Mobility certifying (a) a copy of the resolutions of the board of directors or any management committee of Mobility approving the Mobility Purchase Agreement, (b) copies of all documents evidencing other necessary corporate action and governmental approvals, if any, with respect to the Mobility Purchase Agreement, and (c) the names and true signatures of the officers of Mobility authorized to execute the Mobility Purchase Agreement.

(3) A certificate of status, of good standing, of compliance or of d'attestation, as applicable, with respect to each of the partners of Mobility and with respect to the Seller, issued by its jurisdiction of incorporation and, for the Seller, by each jurisdiction where registrations have been or are to be effected in respect of the Purchaser's Ownership Interest pursuant to
Section 3.1(4), in each case, dated within seven days' preceding the date of the Initial Purchase.

(4) Acknowledgement copies, or time-stamped receipt copies of financing statements or similar filings which have been duly filed on or before the date of the Initial Purchase under the PPSAs of British Columbia, Alberta and Ontario and a copy of the recording or similar registration instrument to be filed in the Province of Quebec promptly following the Initial Purchase, in each case to perfect, record or protect the Purchaser's Ownership Interest in the Receivables Pool.

(5) Acknowledgement copies, or time-stamped receipt copies of financing statements or similar filings which have been duly filed on or before such date under the PPSAs of British Columbia, Alberta and Ontario and a copy of the recording or similar registration instrument to be filed in the Province of Quebec promptly following the Initial Purchase, in each case to perfect, record or protect the ownership interests contemplated in the Mobility Purchase Agreement.

(6) Acknowledgement copies, or time stamped receipt copies of all financing change statements or similar filings or other appropriate estoppel instruments, if any, necessary to release all Adverse Claims in the Pool Receivables and Related Rights previously granted by the Seller or Mobility (other than in favour of the Seller in connection with the ownership interest contemplated in the Mobility Purchase Agreement).

(7) A duly executed copy of this Agreement.

(8) A duly executed copy of the Fee Letter.

(9) A duly executed copy of the Mobility Purchase Agreement.

(10) Duly executed copies of all other Related Documents to which the Purchaser and/or the Seller is a party at such time.

(11) A duly executed copy of the Quebec Assignment.

(12) A duly executed copy of the Liquidity Agreement.

(13) A report in the form of a Servicer Report (generated on a pro forma basis) in respect of the Month ending on the Cut-Off Date which confirms that, on the Cut-Off Date, the Eligible Receivables Pool Balance would have equalled or exceeded the Minimum Eligible Pool Balance.

(14) Sample pages from the Accounts Receivable Register for the Alberta CORE Billing System, the BC CORE Billing System and Knowbility demonstrating, to the satisfaction of the Purchaser, that the processes which are to be completed in order to produce a copy of the Accounts Receivable Register for such Billing Systems as described in Schedule D, effectively enable the identification of the Pool Receivables in the Receivable Pool billed through such Billing Systems.

(15) Favourable opinions of counsel for the Seller and Mobility as to such matters as the Purchaser may reasonably request.

(16) A favourable confirmation of rating letter from the Rating Agency confirming the credit rating of the Notes.

3.2 Conditions Precedent to All Purchases. The Purchaser shall not be required to make any Purchase hereunder (including the Initial Purchase) unless the following conditions precedent are first satisfied:

(1) The Servicer shall have provided to the Purchaser the most recent Servicer Report required to be delivered hereunder which shall, among other things, evidence that the Eligible Receivables Pool Balance as at the end of the Settlement Period to which the Servicer Report relates equals or exceeds the Minimum Eligible Pool Balance.

(2) On the date of each Purchase (both immediately prior to, and immediately subsequent to, such Purchase) the following statements shall be true:

   (a) the representations and warranties contained in Section 4.1 are true and correct on and as of the date of such Purchase as though made on and as of such date, except to the extent made as of a specific date and, in such instance, as though made on such date;

   (b) the Seller's long term unsecured debt is rated at least BBB (low) by the Rating Agency; and

   (c) no event has occurred and is continuing, or would result from such Purchase, which event constitutes an Event of Termination or would constitute an Event of Termination but for the requirement that notice be given or time elapse or both.

(3) The Liquidity Agreement shall be in full force and effect and shall provide for a liquidity facility in the amount of at least 102% of the sum of the Adjusted Cash Paid at such time plus the Cash Payment to be made in respect of the relevant Purchase.

(4) A duly executed copy of the Initial Purchase Request or Increase Purchase Request, as applicable, shall have been delivered to the Purchaser.

(5) The Purchaser shall have received such other approvals, opinions, confirmations or documents as it may reasonably request.

3.3 Addition of Originators. From time to time, the Seller may request that the Purchaser approve an Affiliate of the Seller as an Originator hereunder. Any such approval by the Purchaser shall be in writing. The granting of such approval is subject to the conditions precedent that the Purchaser shall have completed a satisfactory due diligence review with results satisfactory to the Purchaser, acting reasonably, of the Credit and Collection Policy and the Purchaser shall have received on or before the date designated for the addition of such Affiliate as an Originator hereunder, the following, each (where applicable and unless otherwise indicated) dated such date and in form and substance satisfactory to the Purchaser, acting reasonably:

(1) A duly executed copy of the related Originator Purchase Agreement.

(2) A certificate of a senior officer of the Originator (or, if it is a partnership, of one of its partners) certifying (a) a copy of the resolutions of the board of directors (and any committee thereof to the extent required by any resolution of the board of directors of the Originator or the Originator's corporate governance requirements) (or comparable resolutions in the case of an Originator that is not a corporation) of the Originator approving the related Originator Purchase Agreement, (b) a copy of relevant extracts of the articles and by-laws or other constating documents, as amended, for the Originator,
(c) copies of all documents evidencing other necessary corporate or similar action and governmental approvals, if any, with respect to the related Originator Purchase Agreement, and (d) the names and true signatures of the officers of the Originator authorized to sign the related Originator Purchase Agreement.

(3) A certificate of status, of good standing, of compliance or d'attestation, as applicable, with respect to the Originator or, in the case of a partnership, each of its partners, issued by its jurisdiction of incorporation and by each jurisdiction where registrations have been or are to be affected pursuant to
Section 3.3(4), in each case, dated within five days preceding such date.

(4) Acknowledgement copies, or time stamped receipt copies of financing statements or similar filings which have been duly filed on or before such date under the PPSAs in all jurisdictions necessary to perfect the ownership interests contemplated in the related Originator Purchase Agreement.

(5) Acknowledgement copies, or time stamped receipt copies of all financing change statements or similar filings or other appropriate estoppel instruments, if any, necessary to release all Adverse Claims previously granted by the Originator in the Receivables and Related Rights that are the subject matter of the related Originator Purchase Agreement.

(6) A favourable opinion of counsel for the Originator as to such matters as the Purchaser may reasonably request.

(7) Such other approvals, opinions, confirmations or documents as the Purchaser requests, acting reasonably.

3.4 Benefit of Conditions Precedent. The conditions in Sections 3.1, 3.2 and
3.3 are for the benefit of the Purchaser and may be waived by the Purchaser in its sole discretion.

section 4 - REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties by Seller. The Seller represents and warrants to the Purchaser on the date of the Original Agreement and on each day on which there is a Purchase:

(1) The Seller is a corporation duly incorporated and validly existing under the Laws of its governing jurisdiction, and is duly qualified and licensed to carry on its business in all jurisdictions in which the nature of any business conducted by it or the character of any property and assets owned or leased by it requires such qualification, except to the extent that failure to have any such qualification or license would not have Material Adverse Effect.

(2) The execution, delivery and performance by the Seller of this Agreement and the Related Documents to which it is a party (a) are within the Seller's corporate powers, (b) have been duly authorized by all necessary corporate action, and (c) do not contravene any of the following: (i) the Seller's constating documents or by-laws; (ii) in any material respect, any Law applicable to the Seller including any regulation, order, tariff or ruling of the CRTC; (iii) any material contractual restriction binding on or affecting the Seller or its property; or (iv) any order, writ, judgment, award, injunction or decree binding on or affecting, in any material respect, the Seller, its property or the Receivables Pool; and (d) do not result in or require the creation of any Adverse Claim upon or with respect to the Receivables Pool (other than the Seller's Retained Interest hereunder). No transaction contemplated by this Agreement requires compliance with any bulk sales act or similar Law. This Agreement and each Related Document to which the Seller is a party has been duly executed and delivered by the Seller.

(3) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by the Seller of this Agreement or any Related Document to which the Seller is a party other than those which have been obtained or completed except where such lack of authorization, approval, action, notice or filing could not materially adversely affect (i) the value or collectibility of the Receivables Pool, or (ii) the Purchaser's interests hereunder. For greater certainty, any authorization, approval, action, notice or filing required from or with the CRTC or the Canada Revenue Agency is deemed to be material.

(4) This Agreement and each Related Document to which the Seller is a party constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms subject to (a) applicable bankruptcy, reorganization, winding-up, insolvency, moratorium and other Laws of general application limiting the enforcement of creditors rights, (b) the fact that the granting of equitable remedies such as specific performance and injunction is within the discretion of a court of competent jurisdiction, and
(c) general principles of equity.

(5) There is no pending or, to the Seller's knowledge, threatened, action or proceeding affecting the Seller or any of the Seller's assets before any Governmental Authority which, if determined adversely, would have a Material Adverse Effect.

(6) Immediately prior to each Purchase, the Seller is the legal and beneficial owner of the Pool Receivables and Related Rights free and clear of any Adverse Claim. Upon such Purchase, the Seller shall sell, transfer, assign and convey to the Purchaser a valid and perfected undivided ownership interest to the extent of the Purchaser's Ownership Interest in each Pool Receivable and Related Rights.

(7) No effective financing statement or other instrument similar in effect perfecting an Adverse Claim in any Pool Receivable or Related Rights is on file in any recording office registered or filed under the PPSA of any province or territory of Canada against the Seller, except in respect of which a waiver, release or acknowledgement in writing and in form and substance acceptable to the Purchaser has been obtained.

(8) Each Servicer Report (if prepared by the Seller or one of its Affiliates, or to the extent that information contained therein is supplied by the Seller or any such Affiliate) and all other information, historical performance data, exhibits, financial statements, documents, materials relating to collection practices and procedures, books, records or reports furnished at any time by or on behalf of the Seller to the Agent or the Purchaser in connection with this Agreement are accurate in all material respects as of their respective dates or as of the date so furnished and do not or shall not omit to state a material fact or any fact necessary to make the statements contained therein not materially misleading.

(9) The chief executive office of the Seller is located in a Province of Canada where all actions necessary to perfect the Purchaser's Ownership Interest in the Receivables Pool has been taken and completed and the offices where the Seller keeps its Records concerning the Pool Receivables and Related Security are located at the address or addresses set forth in Schedule C.

(10) Neither of the Seller nor any Originator is in default and, upon completion of each Purchase hereunder, shall not be in default, under any agreement or other document or instruments to which it is a party or by which it or any of its properties or assets is bound or affected where such default would have a Material Adverse Effect, and, for greater certainty, this includes any indenture or instrument evidencing or under which the Seller or an Originator has at any time outstanding indebtedness for borrowed money in excess of 5.0% of the aggregate principal amount of all outstanding indebtedness for borrowed money of the Seller on a consolidated basis.

(11) The Seller is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

(12) No Insolvency Event has occurred with respect to the Seller. The Seller has entered into this Agreement and the Related Documents to which it is a party for the purpose of selling, transferring, assigning and conveying all of its right, title and interest in, to and under the Purchaser's Ownership Interest to the Purchaser and receiving from the Purchaser the consideration therefor specified in this Agreement, and not for the purpose of defeating, hindering, delaying, defrauding or oppressing the rights and claims of creditors or others against the Seller or for any other purpose relating in any way to the claims of creditors or others against the Seller.

(13) Since the date of the last audited financial statements of the Seller delivered pursuant to Section 5.1(10)(a), there has been no change in the consolidated financial position or the consolidated results of the operations of the Seller that would have a Material Adverse Effect.

(14) All Records reasonably necessary to originate, identify, administer and collect the Pool Receivables and Related Security in accordance with the terms hereof and the Credit and Collection Policy are owned by the Seller or if not owned by the Seller, the Seller has all necessary rights of access to such Records to so originate, identify, administer and collect the Pool Receivables and Related Security as contemplated herein.

(15) Each of the Pool Receivables and the Receivables Pool is identifiable.

(16) No Event of Termination (other than as set out in Section 6.1(9)) has occurred and is continuing.

4.2 Representations and Warranties by Purchaser. The Purchaser represents and warrants to the Seller on the date hereof and on each day hereafter on which there is a Purchase:

(1) (intentionally deleted) is a trust duly established and validly existing under the laws of the Province of Ontario.

(2) The execution, delivery and performance by the Purchaser of this Agreement and the Related Documents to which it is a party (a) are within (intentionally deleted)'s objects, (b) have been duly authorized by all necessary action, and
(c) do not contravene any of the following: (i) any provision of the declaration of trust for (intentionally deleted); (ii) in any material respect, any Law applicable to the Purchaser or (intentionally deleted), (iii) any contractual restriction binding on or affecting the Purchaser or its property; or (iv) any order, writ, judgment, award, injunction or decree binding on or affecting the Purchaser or its property. This Agreement and each Related Document to which the Purchaser is a party has been duly executed and delivered by or on behalf of the Purchaser.

(3) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by the Purchaser of this Agreement or any Related Document to which the Purchaser is a party other than those which have been obtained or completed.

(4) This Agreement and each Related Document to which the Purchaser is a party constitutes the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms subject to
(a) applicable bankruptcy, reorganization, winding-up, insolvency, moratorium and other laws of general application limiting the enforcement of creditors rights, (b) the fact that the granting of equitable remedies such as specific performance and injunction is within the discretion of a court of competent jurisdiction, and (c) general principles of equity.

(5) There is no pending or, to the Purchaser's or the Agent's knowledge, threatened, action or proceeding affecting the Purchaser or any of the Purchaser's assets before any Governmental Authority which, if determined adversely, would have a material adverse effect on the Seller's rights or interests hereunder or under any Related Document.

(6) Each of the Issuer Trustee and the Purchaser is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

(7) The Agent has been duly and validly appointed under the Administration Agreement as the agent for and on behalf of the Purchaser and in accordance therewith the Agent has full power and authority for and on behalf of the Purchaser to (a) negotiate this Agreement and each Related Document to be delivered by the Purchaser hereunder, (b) execute and deliver this Agreement and each Related Document to be delivered by the Purchaser hereunder, and
(c) perform all of the duties and obligations of the Purchaser under this Agreement and each Related Document to be delivered by the Purchaser hereunder.

section 5 - COVENANTS

5.1 Covenants of Seller. From the date of the Original Agreement until the later of the Termination Date and the Final Collection Date and unless the Purchaser otherwise consents in writing, the Seller covenants as follows:

(1) The Seller shall comply with applicable Laws and, other than as a result of the Restructuring or a transaction permitted by Section 5.1(5), preserve and maintain its corporate existence, rights, franchises, licenses, qualifications and privileges, except to the extent that the failure so to comply with applicable Law or the failure to so preserve and maintain such existence, rights, franchises, licenses, qualifications and privileges would not have a Material Adverse Effect.

(2) The Seller shall make all payments (including all payments on account of Taxes) when due to any Governmental Authority where a statutory lien or deemed trust might arise ranking pari passu with or having priority over the Purchaser's Ownership Interest unless such payment is being actively and diligently contested by the Seller in good faith provided such non-payment does not affect the collectibility of the Pool Receivables or the Related Rights.

(3) The Seller shall maintain its chief executive office in a Province of Canada where all actions necessary to perfect the Purchaser's Ownership Interest in the Receivables Pool has been taken and completed and the offices where it keeps Records concerning the Pool Receivables and Related Security at the address or addresses set forth in Schedule C or, in each case upon 10 Business Days' prior notice to the Purchaser, at any other location or locations in Canada or the United States of America (in the case of Records only) where all actions necessary to perfect the Purchaser's Ownership Interest have been taken and completed. The Seller shall maintain and implement administrative and operating procedures and keep and maintain, or cause to be kept and maintained, all Records reasonably necessary or advisable for the origination, identification, administration and collection of the Pool Receivables and Related Rights and the calculations or determinations with respect thereto as required by this Agreement.

(4) The Seller shall, at its expense, perform, or cause to be performed, in a timely manner and comply, or cause compliance, with all provisions and covenants required to be observed by it or any Originator under the Contracts and comply, or cause compliance, in a timely manner in all material respects with the Credit and Collection Policy, if, in either case, to do otherwise would materially adversely affect the value or collectibility of the Pool Receivables or the enforceability of the Related Rights.

(5) Neither the Seller or an Originator shall amalgamate or enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (a "Successor Corporation") whether by reconstruction, reorganization, recapitalization, wind-up, consolidation, merger, transfer, sale or otherwise (any such transaction being a "Merger"), unless:

   (a) prior to or contemporaneously with the consummation of such Merger, the Seller and the Successor Corporation (or its predecessor) shall have executed such instruments and done such things as, in the opinion of counsel to the Purchaser, acting reasonably, are necessary or advisable to establish that, upon the consummation of such Merger
       (A) the Successor Corporation will have assumed (as principal or as guarantor for its Affiliates) all of the covenants, duties and other obligations of the Seller (including, for greater certainty, those of the Servicer if no successor Servicer has been appointed by the Purchaser) under this Agreement and each Related Document to which the Seller is a party, and (B) this Agreement and each such Related Document will be a valid and binding obligation of the Successor Corporation (as principal or as guarantor for its Affiliates) entitling the Purchaser, as against the Successor Corporation, to exercise all of its right under this Agreement and each such Related Document; and

   (b) (i) if the long term unsecured indebtedness of the Successor Corporation is (or will immediately after such Merger be) rated by the Rating Agency, such rating is at least BBB; or

      (ii) if the long term unsecured indebtedness of the Successor Corporation is not to be rated by the Rating Agency, such Merger shall be on such terms and shall be carried out in such manner such that it would not have a Material Adverse Effect;

   (c) the Purchaser shall have received confirmation from the Rating
       Agency to the effect that such Merger will not result in a withdrawal or downgrade of the rating of the Notes below their then current rating or the imposition by the Rating Agency of a credit watch with negative implications in respect of the Notes; and

   (d) the Purchaser shall have received a favourable opinion of counsel to the Successor Corporation as to such matters as the Purchaser may reasonably request;

provided, however, that this Section 5.1(5) shall not apply in respect of the Restructuring or in respect of any Merger where all of the following conditions are satisfied:

   (a) the Seller is the Successor Corporation and the name of the Successor Corporation is the same as the Seller's name immediately prior to the Merger;

   (b) all Persons which are parties to the Merger other than the Seller are Affiliates of the Seller;

   (c) the long term unsecured debt of the Successor Corporation will be rated at least BBB (low) by the Rating Agency immediately following the Merger; and

   (d) the Merger will not materially adversely affect the value or collectibility of the Receivables Pool.

(6) Except as provided in this Agreement (including pursuant to Section 5.1(5)), the Seller shall not sell, assign (by operation of Law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim (other than the Seller's Retained Interest) upon or with respect to any Pool Receivable or Related Rights or, on or following a Termination Date designated by the Purchaser pursuant to clause (b) or (f) of such definition, any account to which any Collections of Pool Receivables are sent, or assign any right to receive income in respect of any thereof which would affect the collectibility of the Eligible Receivables.

(7) The Seller shall not make any change to the Credit and Collection Policy (other than upon the order of a Governmental Authority) which would have a Material Adverse Effect. Except as provided in Section 8.2(3), the Seller shall not extend the maturity or adjust the Outstanding Balance or otherwise modify the terms of any Pool Receivable, or amend, modify or waive any term or condition of any related Contract, unless made upon the order of a Governmental Authority.

(8) The Seller shall, from time to time during regular business hours (but not more than once annually prior to the Termination Date), upon reasonable prior notice from the Agent, permit the Purchaser and the Agent, and their respective agents and representatives to (a) examine and make copies of and abstracts from all Records in the possession or under the control of the Seller relating to the Pool Receivables and Related Rights, and (b) visit the offices and properties of the Seller for the purpose of examining such materials described in clause (a) above, reviewing the data processing and other systems of the Seller with respect to the Pool Receivables and Related Rights, and to discuss matters relating to the Pool Receivables, Related Rights or the Seller's performance hereunder or under any Related Document with any of the officers or employees of the Seller having knowledge of such matters which have been reasonably designated by the Seller. Notwithstanding anything in this Agreement to the contrary, the parties agree that the Seller shall only be required to make available or otherwise disclose Records and other materials and information hereunder to the extent such access or disclosure does not contravene (a) any applicable Law, including any order, regulation or directive of the CRTC, or (b) the terms of any related Contract.


(9) The Seller shall direct and require its auditors, both external and internal, at its own expense, to assist the Agent and the Purchaser's auditors to the extent and in the manner as is reasonably required for the Purchaser's auditors to report on the status of the Purchaser's Ownership Interest.

(10) The Seller shall provide to the Purchaser (to the extent not publicly available in the case of clauses (a) and (b) below) the following:

   (a) at the request of the Purchaser, as soon as publicly available and not more than 140 days after the end of each fiscal year of the Seller, the audited annual consolidated financial statements and the notes thereto of the Seller, all prepared in accordance with GAAP, together with a report of the auditors thereon;

   (b) at the request of the Purchaser, as soon as publicly available and not more than 60 days after the end of each of the first three fiscal quarters of the Seller, the unaudited quarterly consolidated financial statements of the Seller as at the end of each such fiscal quarter, all prepared in accordance with GAAP;

   (c) as soon as possible and in any event within five Business Days after the occurrence of any Event of Termination or event which, with the giving of notice or lapse of time, or both, would constitute an Event of Termination, a statement of a senior officer of the Seller setting forth details of such Event of Termination or event and the action that the Seller has taken and proposes to take with respect thereto;

   (d) at least seven Business Days prior to any change in the Seller's name, a notice setting forth the new name and the effective date thereof; and

   (e) by no later than August 31 in each year, sample pages from the Accounts Receivable Register for each Billing System demonstrating that the procedures described in Schedule D (or in a replacement document provided to the Purchaser describing the relevant procedures which shall be delivered to the Purchaser within 30 days following a change in such procedures) would, if followed, produce a copy of the Accounts Receivable Register for such Billing Systems which could be used to identify the Pool Receivables in the Receivables Pool billed through such Billing Systems.

(11) The Seller shall not prepare or publish any financial statement reflecting the transactions contemplated herein as anything other than as a sale to the Purchaser of the Purchaser's Ownership Interest, except as may be required by GAAP.

(12) The Seller shall instruct all Obligors to remit all Collections of Pool Receivables and Related Rights to the Servicer or to the relevant Originator (provided that so long as the Seller, its designee or an Affiliate of the Seller remains the Servicer, no special instructions need be given by the Seller to any Obligor which is otherwise instructed to remit Collections of Pool Receivables and Related Rights to the Seller or to the relevant Originator) and remit all Collections of Pool Receivables and Related Rights received by the Seller or any Originator to the Servicer as required herein.

(13) The Seller shall not amend, waive or modify any provision of any Originator Purchase Agreement without the consent of the Purchaser. The Seller shall perform all of its obligations under the Originator Purchase Agreements and will enforce the Originator Purchase Agreements in accordance with their terms unless the failure to do so is consented to by the Purchaser.

(14) The Seller shall apply all Collections of Pool Receivables and Related Rights to the applicable Pool Receivables pursuant to the terms of the Credit and Collection Policy and reflect such Collections in the Accounts Receivable Register, in each case as promptly as practicable following receipt thereof by the Servicer and post all new Pool Receivables to the Accounts Receivable Register as promptly as practicable after such Pool Receivable is generated.

(15) The Seller shall execute all renewal and other registrations presented to it by the Purchaser which are necessary to maintain the Purchaser's Ownership Interest hereunder as against third parties.

(16) The Seller shall establish and maintain current and accurate records with respect to the location and mailing address of each Obligor in accordance with its current practice.

(17) Subject, for greater certainty, to the last sentence of Section 5.1(8), the Seller shall deliver at its own expense, by no later than the first Reporting Date following the occurrence of an Event of Termination, to the Purchaser and the Servicer (if the Servicer is not the Seller or an Originator), a complete and accurate listing of all of the Receivables in the Receivables Pool, including the Outstanding Balance of each Receivable owed by each Obligor and the amount of any security deposits received from each Obligor as at their respective billing period dates, including the Seller or Originator's account number or other account indicator.

5.2 Covenants of Purchaser. From the date of the Original Agreement until the later of the Termination Date and the Final Collection Date and unless the Seller otherwise consents in writing, the Purchaser covenants as follows:

(1) Prior to 1:00 p.m. Toronto, Ontario time on the last day of each Settlement Period, the Agent shall notify the Seller in writing of the estimated Purchase Discount Rate for the next following Settlement Period. Such Purchase Discount Rate shall be equal to the Purchaser's estimate of the Purchase Discount Rate for the next following Settlement Period as adjusted to take into account the difference, if any, between the Purchase Discount Rate quoted by the Agent pursuant to this Section 5.2(1) on the last day of the preceding Settlement Period (or, in the case of the initial Settlement Period, on the date of the Initial Purchase) and the Purchaser's actual weighted average cost of capital to affect or maintain, through the issuance of Notes or incurrence of indebtedness under the Liquidity Agreement, the Purchases during such preceding Settlement Period. On the last day of each Settlement Period, the Agent shall also provide to the Seller a Purchase Discount Rate Report in respect of such Settlement Period.

(2) The Purchaser shall fund the Purchaser's Ownership Interest through the issuance of Notes unless, in its reasonable judgment, funding by way of Notes is not reasonably possible as a result of a general market disruption in the Canadian commercial paper market or would result in the Purchaser's funding costs exceeding those then available to it under the Liquidity Agreement. So long as the Purchaser continues to fund the Purchaser's Ownership Interest through the issuance of Notes, not less than 98.0% of the Adjusted Cash Paid shall at any time be funded through the issuance of Senior Short Term Notes.

(3) The Purchaser shall provide the Seller with not less than 90 days' prior written notice of any termination or expiration of the Liquidity Agreement. The Purchaser shall promptly provide the Seller with a copy of any amendment or other modification to or of the Liquidity Agreement.

(4) To the extent that at any time monies are on deposit in the Segregation Account, the Purchaser shall cause such monies to be invested in Permitted Investments.

(5) Within 3 Business Days following the delivery by the Servicer of a Servicer Report in respect of any of December, March, June or September of each year during the term of this Agreement, and upon the request of the Seller, the Purchaser shall provide to the Seller a report of the fair value of the Purchaser's Ownership Interest and of the total fair value of the Purchaser's assets as of the just ended fiscal quarter-end or such other date as specified by the Seller in the form previously agreed to between the Seller and the Purchaser. Furthermore, if the Purchaser has knowledge of any facts or circumstances regarding expected changes in the size of the total fair value of the Purchaser's assets which may cause the fair value of the Purchaser's Ownership Interest to be greater than 40% of the total fair value of the Purchaser's assets, then the Purchaser agrees to promptly provide the Seller with notice of such expected changes.

section 6 - EVENTS OF TERMINATION

6.1 Events of Termination. Each of the following, unless waived in writing by the Purchaser, shall be an "Event of Termination":

(1) The Seller shall fail to make when due any payment or deposit to be made by it under this Agreement or any Related Document and such failure shall remain unremedied for two Business Days after written notice thereof shall have been given to the Seller by the Purchaser.

(2) The Seller shall fail to perform or observe any other term, covenant or agreement contained in this Agreement or in any Related Document on its part to be performed or observed, and such failure shall remain unremedied for 10 Business Days after written notice thereof shall have been given to the Seller by the Purchaser.

(3) Any representation or warranty made or deemed made by the Seller (as Seller or as Servicer) or by any of its officers under or in connection with this Agreement or any Related Document shall prove to have been incorrect or untrue in any respect which materially adversely affects (i) the value or collectibility of the Receivables Pool, or (ii) the Purchaser's interests hereunder, when made or deemed made and such breach (if capable of being remedied) shall not have been remedied by the Seller within 10 Business Days after notice thereof shall have been given to the Seller by the Purchaser.

(4) An Insolvency Event shall have occurred in respect of the Seller.

(5) A Servicer Termination Event shall have occurred.

(6) Any Servicer Report shall disclose that the Pool Delinquency Ratio exceeded (intentionally deleted).

(7) Any Servicer Report shall disclose that the Pool Default Ratio exceeded (intentionally deleted).

(8) Any Purchase shall for any reason (other than pursuant to the terms hereof) cease to create, or the Purchaser's Ownership Interest shall for any reason cease to be, a valid and perfected undivided ownership interest to the extent of the Purchaser's Ownership Interest in the Pool Receivables and Related Rights free and clear of any Adverse Claim.

(9) A Wind-Up Event or an Event of Default shall have occurred and be continuing under the Liquidity Agreement (as such terms are defined therein).

(10) A change in GAAP after the date of the Original Agreement requires the Seller to reflect the transactions contemplated herein as anything other than as a sale to the Purchaser of the Purchaser's Ownership Interest, unless the Seller delivers an opinion of counsel for the Seller and for each relevant Originator to the effect that the Purchaser's Ownership Interest will not be available to satisfy the claims of the creditors of the Seller or any relevant Originator, such opinions to be substantially in the form of the bankruptcy discussion in the relevant opinion delivered by counsel for the Seller and each relevant Originator pursuant to Section 3.1(15) and 3.3(6), as applicable.

6.2 Remedies. If any Event of Termination set forth in Section 6.1 shall occur and be continuing, the Purchaser may, by notice to the Seller, exercise any one or more of the following rights:

(1) declare the Termination Date to have occurred; provided that the Termination Date shall occur automatically upon the occurrence of any event described in Section 6.1(4) (without any requirement for the passage of time or the giving of notice); or

(2) direct the Servicer to segregate the Purchaser's Share of Collections of Pool Receivables and deposit them to the Segregated Account in accordance with
Section 2.8; provided that the Servicer shall be deemed to have been automatically directed to so segregate upon the occurrence of any event described in Section 6.1(4) (without any requirement for the passage of time or the giving of notice).

The foregoing shall not limit any of the other rights or remedies the Purchaser or the Agent may have under this Agreement or under applicable Law. The Purchaser shall promptly notify the Rating Agency of the occurrence of any Event of Termination set forth in Section 6.1.

section 7 - INDEMNIFICATION

7.1 Indemnities by Seller. Without limiting any other rights that the Purchaser may have hereunder or under applicable Law and without duplication of any amount otherwise paid by the Seller hereunder, the Seller hereby agrees to indemnify the Purchaser from and against any and all damages, claims, losses, liabilities, costs and expenses (including reasonable legal fees and disbursements on a solicitor and client basis) (all of the foregoing being collectively referred to as "Indemnified Amounts") arising out of or resulting from any of the following:

(1) any representation or warranty or statement made or deemed made by the Seller (or any of its officers) under or in connection with this Agreement or any Related Document which was incorrect or incomplete in any material respect when made or deemed to be made;

(2) the failure by the Seller to comply with any applicable Law with respect to any Pool Receivable or a related Contract or the failure of any Pool Receivable or related Contract to conform to any such applicable Law;

(3) the failure of the Seller to perform its duties or obligations (as Seller or as Servicer) in accordance with the provisions hereof or any Related Document or to perform its duties or obligations related to any Pool Receivable under a related Contract;

(4) any products liability, personal injury or property damage claim or similar or related claim of whatsoever nature arising out of or in connection with the goods or services which are the subject of any Contract;

(5) the commingling by the Seller or any of its Affiliates of Collections of Pool Receivables at any time with other funds;

(6) any dispute, claim, offset or defence (other than a discharge in bankruptcy of an Obligor or a stay in bankruptcy or insolvency proceedings) of an Obligor to the payment of any related Pool Receivable;

(7) any remittance from Collections of Pool Receivables which is required by the Minister of National Revenue pursuant to the Excise Tax Act (Canada);

(8) any order of any Governmental Authority (including the CRTC) after the date of the Original Agreement that adversely affects the value or collectibility of the Pool Receivables;

(9) the imposition of any statutory trust or statutory lien on the Pool Receivables or the Related Rights in respect of Taxes;

(10) any legal proceeding alleging that the Purchaser is inducing a breach of contract in respect of a securitization or similar transaction entered into by the Seller prior to the date of the Original Agreement; or

(11) any Tax which is imposed on the Purchaser on account of any payment made by the Seller to the Purchaser under this Section 7.1.

7.2 Limit on Indemnity. Notwithstanding the provisions of Section 7.1, the Seller shall have no obligation to indemnify the Purchaser for any Indemnified Amounts arising from or relating to (a) the gross negligence or wilful misconduct of the part of the Purchaser or the Agent, (b) recourse (except as otherwise specifically provided in this Agreement) for uncollectible Receivables, (c) except as otherwise provided for in Section 2.11, any income taxes, regardless of which jurisdiction imposes same, (d) any capital tax imposed on the date of the Original Agreement, or (e) except as otherwise provided for in Section 2.11, any other Tax imposed on the Purchaser by any jurisdiction other than Canada or any political subdivision thereof.

7.3 Co-operation in Litigation. The Seller agrees to provide assistance at the request of the Purchaser and at the Seller's expense in any action, suit or proceeding brought by or against, or any investigation involving the Purchaser or the Agent relating to any of the transactions contemplated in this Agreement or to any of the Pool Receivables or Related Rights. If the Seller has acknowledged its liability under Section 7.1(1) in respect of the related Indemnified Amounts and no Insolvency Event in respect of the Seller shall have occurred, the Seller shall have the right, on behalf of the Purchaser and the Agent, but at the Seller's expense, to defend such action, suit or proceeding, or participate in such investigation, with counsel selected by it, and will have the sole discretion as to whether to litigate, appeal or settle.

section 8 - SERVICER

8.1 Designation of Servicer. The servicing, administration and collection of the Pool Receivables shall be conducted on behalf of the Seller and the Purchaser by the Servicer so designated hereunder from time to time. Until the Purchaser gives notice to the Seller of the designation of a new Servicer pursuant to the following sentence, the Seller is hereby designated as, and hereby agrees to perform, the duties and obligations of the Servicer pursuant to the terms hereof. Upon the occurrence of a Servicer Termination Event, the Purchaser may designate as Servicer, any Person (including the Agent) to succeed the Seller or any successor Servicer, if such Person shall consent and agree to the terms hereof. The Servicer may subcontract (a) with any Originator (if the Servicer is the Seller), or (b) with any other Person with the prior written consent of the Purchaser (such consent not to be unreasonably withheld), for the servicing, administration or collection of all or part of the Pool Receivables. Any such subcontract shall not affect the Servicer's liability for performance of its duties and obligations pursuant to the terms hereof.

8.2 Duties of Servicer.

(1) The Servicer shall take or cause to be taken all such actions as may be necessary or advisable to collect the Pool Receivables from time to time, all in accordance with applicable Law, the related Contracts and the Credit and Collection Policy and with reasonable care and diligence. The Seller and the Purchaser hereby appoint the Servicer, from time to time designated pursuant to
Section 8.1, as agent for themselves to enforce their respective rights and interests in the Pool Receivables and Related Rights. In performing its duties as Servicer, the Servicer shall exercise the same care and apply the same policies as it would exercise and apply if it owned such Receivables and shall act in the best interests of the Seller and the Purchaser.

(2) The Servicer shall administer the Collections of Pool Receivables in accordance with the procedures described in Sections 2.3, 2.4 and 2.5 and shall perform the other obligations of the "Servicer" set forth in this Agreement.

(3) If no Servicer Termination Event shall have occurred and be continuing, the Seller, while it is the Servicer, may, in accordance with the Credit and Collection Policy or at the request of an Obligor, extend the maturity or adjust the Outstanding Balance or otherwise modify the payment terms of any Pool Receivable, or amend, modify or waive any term of condition of the related Contract as it deems appropriate to maximize Collections thereof or for other valid business purposes that do not adversely effect the collection in full of any Pool Receivable.

(4) The Servicer shall, from time to time promptly at the request of the Purchaser, furnish to the Purchaser and the Seller, if the Seller is not the Servicer, a calculation of the amounts allocated to the Purchaser and the Seller pursuant to Sections 2.4 and 2.5.

(5) The Servicer and the Purchaser shall, as soon as practical following receipt, turn over to the Seller without deduction any cash collections or other cash proceeds received with respect to Receivables not constituting Pool Receivables.

(6) On or before each Reporting Date, the Servicer shall prepare and deliver to the Purchaser a Servicer Report for the preceding Settlement Period, which Servicer Report shall be signed by an appropriate representative of the Servicer (which, in the case of the Seller as Servicer, shall be an accounting or financial employee of the Seller having the title of Director or higher).

(7) The Servicer shall issue or cause to be issued invoices in respect of Pool Receivables arising from usage related charges which have been incurred by the related Obligor but for which an invoice has not yet been issued, all in accordance with the Credit and Collection Policy and, in any event, within the time limits set out in the Terms of Service to the extent applicable.

(8) The Servicer's authorization and appointment under this Agreement shall terminate on the Final Collection Date after application of all amounts pursuant to Section 2.5.

8.3 Certain Rights of Purchaser. At any time following the designation by the Purchaser of a Servicer other than the Seller pursuant to Section 8.1:

(1) The Purchaser may cause any successor Servicer to direct the Obligors in respect of all Pool Receivables that all payments thereunder be made directly to the Purchaser or its designee.

(2) At the Seller's expense and at the request of the Purchaser, the Seller shall notify each Obligor of Pool Receivables of the ownership by the Purchaser of the Purchaser's Ownership Interest and direct that payments on account of the Purchaser's Share of Collections of Pool Receivables be made directly to the successor Servicer.

(3) At the Purchaser's request and at the Seller's expense, the Seller and the successor Servicer shall assemble all Records that evidence or relate to the Pool Receivables including extracts from the Accounts Receivable Register and shall make copies thereof available to the successor Servicer at one or more places designated by the Purchaser or its designee. The Seller shall segregate all cash, cheques and other instruments received by it from time to time constituting Collections of Pool Receivables and, promptly upon receipt (and in any event on or before the second following Business Day), remit all such cash, cheques and instruments, duly endorsed or with duly executed instruments of transfer, to the Purchaser or its designee to be allocated and applied in accordance with the terms hereof.

(4) The Seller authorizes any duly appointed successor Servicer to take any and all steps in the Seller's name and on behalf of the Seller that are necessary or desirable, in the reasonable determination of the Purchaser, for the successor Servicer to process information in the Accounts Receivable Register and to collect amounts due under the Pool Receivables, in each case as agent for and on behalf of the Seller and the Purchaser and for their mutual benefit including endorsing the Seller's name on cheques and other instruments representing Collections of Pool Receivables and enforcing the Pool Receivables and Related Rights.

(5) With respect to each Eligible Receivable for which a security deposit is outstanding, the Seller shall deposit to the Segregated Account an amount equal to the lesser of (a) such security deposit, and (b) the Outstanding Balance of such Eligible Receivable. The successor Servicer shall apply and otherwise deal with such security deposits only in accordance with the terms of the related Contracts, the Credit Collection Policy and applicable Law. For greater certainty, in no event shall a security deposit credited to an Obligor be applied as against the indebtedness of any other Obligor.

(6) A successor Servicer shall be the successor in all respects to the Servicer in respect of the servicing functions under this Agreement and shall be subject to all the responsibilities, duties and liabilities relating thereto placed on the Servicer by the terms and provisions hereof (except that the successor Servicer shall not be liable for any liabilities incurred by the predecessor Servicer) as modified by the terms of its engagement. Without limiting the generality of the foregoing, the successor Servicer shall not utilize any information disclosed to it hereunder (including any Records) for purposes other than the collection of the Pool Receivables as agent for and on behalf of the Seller and the Purchaser and shall agree to be bound by the provisions of
Section 9.13. All powers and authorities of the Servicer shall be vested in the replacement Servicer, and the Servicer shall execute and deliver all such instruments and documents and do such other acts and things as shall be necessary to effect the transfer of such powers and authorities to the replacement Servicer. Without limiting the generality of the foregoing, the Servicer shall, on demand and at its expense, provide the replacement Servicer with sufficient access to its premises, systems and continuing personnel to allow it to perform its obligations hereunder, (including billing all Unbilled Receivables which constitute a part of the Pool Receivables) and, in connection therewith, make available to the replacement Servicer without charge computer programs.

(7) Unless otherwise directed by the Purchaser, the Seller shall not exercise any rights or remedies it may have against any Originator under an Originator Purchase Agreement unless and until such time as the Purchaser has received payment or performance of all obligations owing to it under such document.

8.4 Servicer Fee. The Servicer, if other than the Seller or an Affiliate of the Seller, shall be entitled to receive a reasonable fee (the "Servicer Fee") which shall in no event exceed an amount per month equal to one-twelfth of 1% of the Outstanding Balance of Receivables in the Receivables Pool from the date of appointment until the Final Collection Date. The Servicer Fee shall be payable only from Collections of Pool Receivables pursuant to, and subject to the priority of payment set forth in, Section 2.5(1)(a)(i).

8.5 Rights and Remedies.

(1) If the Servicer fails to perform any of its obligations hereunder, the Purchaser may, but shall not be required to, itself perform, or cause performance of, such obligation, and the Purchaser's costs and expenses incurred in connection therewith shall be payable out of Collections of Pool Receivables on the same priority basis as if such costs and expenses were a Servicer Fee pursuant to Section 2.5(1)(a)(i).

(2) The exercise by the Purchaser of its rights hereunder shall not release the Servicer or the Seller from any of their duties or obligations with respect to any Pool Receivables or under the related Contracts. The parties acknowledge, agree and confirm that neither the Agent nor the Purchaser shall have any obligation or liability to any third party (including any Obligor) with respect to any Pool Receivables or related Contracts, nor shall the Agent or the Purchaser be obligated to perform the obligations of the Seller thereunder.

8.6 Remittance of Funds. Upon termination of its appointment hereunder, the Servicer shall remit all funds then held by it to the parties as required by Sections 2.4 and 2.5.

section 9 - MISCELLANEOUS

9.1 Accounts. All accounts into which any funds are deposited hereunder, including the Purchaser's Account, the Seller's Account and the Segregated Account shall be maintained with a Canadian Schedule I chartered bank having the Required Rating, or such lower or other rating as the Rating Agency may permit.

9.2 Amendments, etc. No amendment or waiver of any provision of this Agreement and no consent to any departure therefrom shall be effective unless in writing and signed by the Purchaser, the Agent and the Seller, and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No failure on the part of the Purchaser, the Agent or the Seller to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. No material amendment, waiver, consent (including the approval of an Originator pursuant to Section 3.3) or appointment of a successor Servicer shall be made or given without the prior consent of the Rating Agency. The Purchaser shall promptly notify the Rating Agency of any material amendment proposed to be made to this Agreement and any waiver of any material provision hereof or consent to any departure therefrom proposed to be granted or given by the Purchaser.

9.3 Notices, Communications, etc. All notices, demands, consents, requests and other communications provided for hereunder shall be in writing (which shall include facsimile transmission), shall be personally delivered, express couriered or electronically transmitted and shall, unless otherwise expressly provided herein, be effective when received at the address specified below for the listed parties or at such other address as shall be specified in a notice furnished to the other parties hereunder.

If to the Seller or the Servicer (if the Seller is the Servicer):

     TELUS Communications Inc.
     Floor 3B, 555 Robson Street
     Vancouver, BC   V6B 3K9

         Attention: Director/Assistant Treasurer
     Telephone No.: (604) 697-8189
     Facsimile No.: (604) 899-9228

     with a copy to:

     TELUS Communications Inc.
     Floor 3B, 555 Robson Street
     Vancouver, BC   V6B 3K9
     Attention:	Senior Vice President and Treasurer
     Telephone No.:	(604) 697-8193
     Facsimile No.:	(604) 899-9228

     If to the Purchaser or the Agent:

     c/o (intentionally deleted),
     as Administrative Agent of (intentionally deleted)
     Royal Trust Tower, 16th Floor
     Toronto, Ontario   M5K 1A2
     Attention:	Manager, Asset Securitization Group
     Telephone No.:	(intentionally deleted)
     Facsimile No.:	(intentionally deleted)

9.4 Assignability.

(1) This Agreement will be binding upon and enure to the benefit of the Seller, the Purchaser, the Agent and their respective successors and permitted assigns. The Purchaser may assign its rights hereunder or any interest herein (a) to (intentionally deleted) or to any Person that is a multi-seller securitization conduit for which (intentionally deleted) is the administrative agent, upon reasonable notice to the Seller, or (b) to any Person other than a Person referred to in clause (a) above upon reasonable prior written notice to the Seller (which, in any case, shall not exceed five Business Days) provided the Seller has consented to such assignment, such consent not to be unreasonably withheld or delayed; provided that the consent of the Seller shall not be required if an Event of Termination has occurred and is continuing.

(2) The Seller hereby acknowledges and consents to the present assignment by way of security granted by the Purchaser to the Indenture Trustee pursuant to the Trust Indenture.

(3) Except in connection with a transaction permitted pursuant to
Section 5.1(5), the Seller may not assign any of its rights or obligations hereunder or any interest herein without the prior consent of the Purchaser.

(4) This Agreement and the rights and obligations of the Agent herein shall be assignable by the Agent and its successors and assigns.

9.5 Costs and Expenses. In addition to the rights of indemnification granted under Section 7.1 and the obligations of the Seller under the Fee Letter, the Seller shall pay promptly, but without duplication, all reasonable costs and expenses (including reasonable legal fees and expenses) of, the Purchaser and the Agent, with respect to any Increase Purchase, the approval of any additional Originator, any amendment to this Agreement and with respect to advising the Purchaser and the Agent, in connection with the administration, anticipated enforcement or enforcement of this Agreement and the Related Documents.

9.6 No Proceedings. The Seller hereby agrees that it will not institute against, or join any other Person in instituting against, the Purchaser any Insolvency Event so long as there shall not have elapsed one year plus one day since the last day on which any Notes shall have been outstanding.

9.7 Severability. Any provision in this Agreement that is prohibited or unenforceable in whole or in part in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

9.8 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

9.9 Term and Survival of Termination. This Agreement will remain in force until the Business Day following the Final Collection Date and all remittances have been made under Section 2.5(4). The provisions of this Section 9.9 and Sections 2.12, 2.13, 4.1, 4.2, Article 7 and Sections 9.6, 9.10, 9.12, 9.13,
9.14, 9.16 and 9.18 shall survive any termination of this Agreement.

9.10 Liability of Agent. Notwithstanding any term or provision of this Agreement to the contrary, the Seller hereby acknowledges, agrees and confirms that the Agent acts hereunder as agent for the Purchaser and has no duties or obligations to, and does not act as an agent in any capacity for, the Seller. The Agent shall not be liable to the Seller for any action taken or not taken by it, except for its own gross negligence or wilful misconduct.

9.11 Delegation in favour of Agent. The Purchaser may delegate to the Agent all or any of its powers, rights and discretions hereunder and under any Related Document, and the Agent may from time to time take such actions and exercise such powers for and on behalf of the Purchaser as are delegated to it or contemplated hereby and all such actions and the exercise of all such powers as are reasonable incidental thereto. The Seller and the Servicer may assume without enquiry that the actions of the Agent hereunder on behalf of the Purchaser are undertaken with the full and proper power, authority, appointment and consent of the Purchaser pursuant to an effective delegation and such actions shall bind the Purchaser for all purposes hereof with and to the same effect as if undertaken by it directly.

9.12 Limitation of Liability of Issuer Trustee. The Canada Trust Company (the "Issuer Trustee") will not be subject to any liability whatsoever, in tort, in contract or otherwise, in connection with the Purchaser's property or the Purchaser's activities, to the Purchaser's beneficiary or to any other Person, for any action taken or permitted by it to be taken, or its failure to take any action including the failure to compel in any way any former or acting issuer trustee to redress any breach of trust in respect of the execution of the duties of its office or in respect of the Purchaser's property or the Purchaser's activities provided that the foregoing limitation will not apply in respect of action or failure to act arising from or in connection with dishonesty, bad faith, wilful misconduct, negligence or reckless disregard of a duty by the Issuer Trustee. The Issuer Trustee, in doing anything or permitting anything to be done in respect of the execution of the duties of its office or in respect of the Purchaser's property or the Purchaser's activities is, and will be conclusively deemed to be, acting as trustee of the Purchaser and not in any other capacity. Except as to the extent provided in this Section 9.12, the Issuer Trustee will not be subject to any liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Purchaser, arising out of anything done or permitted by it to be done or its failure to take any action in respect of the execution of the duties of its office or for or in respect of the Purchaser's property or the Purchaser's activities and resort will be had solely to the Purchaser's property for the payment or performance thereof. Except as to the extent provided in this Section 9.12, no property or assets of the Issuer Trustee owned in its personal capacity or otherwise will be subject to levy, execution or other enforcement procedure with regard to any obligation under this Agreement.

9.13 Confidentiality. The Purchaser, the Agent and the Seller acknowledge that all data and information delivered or made accessible hereunder by one party to another including Records, shall be considered as non-public information of the party making delivery or giving access, and each party shall hold all non-public information obtained pursuant to this Agreement and the transactions contemplated hereby or effected in connection herewith in accordance with all applicable Laws, the terms of relevant Contracts and the policies of the Seller and the relevant Originator, if applicable, and in accordance with customary procedures for handling confidential information of this nature and take measures at least as diligent as those taken by such party in respect of its own confidential information (including customer information); provided that, notwithstanding the foregoing, the Purchaser, the Agent or the Seller may make disclosure of such non-public information, to the extent consistent with all applicable Laws, (a) pursuant to legal process or when required under applicable Law, (b) to the Rating Agency, (c) to any liquidity lender or credit enhancer to the Purchaser, (d) to implement the terms of this Agreement or to enforce any rights which the Purchaser may have to collect any amounts in respect of Pool Receivables, (e) to a replacement Servicer, and (f) to their respective professional advisors; provided that each such Person receiving access to such non-public information under clauses (b), (c), (e) or (f) above, agrees to hold such information confidential on a similar basis. Unless specifically prohibited by applicable Law, each party hereto shall notify the other parties hereto of any request by any Governmental Authority to disclose non-public information obtained pursuant to this Agreement.

9.14 Consent to Jurisdiction; Waiver of Immunities.

   (a) The parties hereby irrevocably submit to the non-exclusive jurisdiction of any court sitting in Toronto, Ontario in any action or proceeding arising out of or relating to this Agreement, and the Seller hereby irrevocably agrees that all claims in respect of any such action or proceeding maybe heard and determined in such Toronto, Ontario court. The parties hereby irrevocably waive, to the extent permitted by Law, the defense of an inconvenient forum to the maintenance of any such action or proceeding. The parties agree that a final judgement in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgement or in any other manner provided by Law.

   (b) Nothing in this Section 9.14 shall affect the right of any party to serve legal process in any other manner permitted by Law or its right to bring any action or proceeding against any other party or its property in the courts of other jurisdictions.

   (c) To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgement, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the parties hereby irrevocably waive, to the extent permitted by Law, such immunity in respect of their obligations hereunder.

9.15 No Waiver; Remedies. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder will operate as a waiver thereof to the extent that the event or occurrence giving rise to such right is continuing; nor will any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right to the extent that the event or occurrence giving rise to such right is continuing. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

9.16 Entire Agreement. This Agreement and the Fee Letter contain the entire agreement between the parties relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, term sheets, commitments, understandings, negotiations and discussions, whether oral or written. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein or in the Fee Letter.

9.17 No Partnership or Trust. Each of the parties expressly disavow any intention that this Agreement or anything herein contained shall create a partnership relationship or the relationship of trustee and beneficiary among any of them.

9.18 Amendment and Restatement. This Agreement amends, restates and supersedes in its entirety the Original Agreement. All references to the Original Agreement in any Related Document that is or shall have been executed by any party hereto and that becomes or remains effective on or after the date hereof shall hereafter be a reference to this Agreement, except to the extent otherwise expressly provided herein or in such other document. For greater certainty however, the Consent shall remain in full force and effect, notwithstanding the amendments and restatements affected hereby and be binding on the parties thereto in accordance with its terms, except for Section 6 thereof and the last two sentences of Section 4 thereof, which have been incorporated herein. Except as amended hereby, the Related Documents are in all respects ratified and confirmed and remain in full force and effect.

9.19 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.



The parties have executed this Agreement.

                  TELUS COMMUNICATIONS INC., as Seller and initial Servicer

                     By:
                   Name: Robert Gardner
                  Title: Senior Vice President and Treasurer

THE CANADA TRUST COMPANY, in its capacity as trustee of (INTENTIONALLY DELETED), by its Administrative Agent, (INTENTIONALLY DELETED)

                    By:
                  Name:	(intentionally deleted)
                 Title:	Vice President and Director

                    By:
                  Name:	(intentionally deleted)
                 Title:	Vice President and Director

(INTENTIONALLY DELETED), in its capacity as Administrative Agent of (INTENTIONALLY DELETED)

                   By:
                 Name:	(intentionally deleted)
                Title:	Vice President and Director

                   By:
                 Name:	(intentionally deleted)
                Title:	Vice President and Director

(intentionally deleted)


                 AMENDED AND RESTATED PURCHASE
                   AND SERVICING AGREEMENT

                      TABLE OF CONTENTS
                                                                       Page
SECTION 1 -	INTERPRETATION
1.1	Definitions	                                                  2
1.2	Defined Terms Used in Trust Indenture	                         21
1.3	GAAP	                                                         21
1.4	Extended Meanings	                                         21
1.5	Calculations	                                                 22
1.6	Equivalent Amounts	                                         22
SECTION 2 -	TERMS OF PURCHASES AND ENTITLEMENTS
2.1	Initial Purchase Request and Increase Purchase Requests	         22
2.2	Purchase and Sale	                                         23
2.3	Administration of Collections	                                 24
2.4	Allocation of Collections Before Termination Date	         24
2.5	Allocation of Collections After Termination Date	         26
2.6	Deemed Collections	                                         27
2.7	Appropriation of Payments	                                 28
2.8	Commingling	                                                 28
2.9	Fees	                                                         28
2.10	Payments and Computations, etc.	                                 28
2.11	Change in Circumstances	                                         29
2.12	Further Action Evidencing Ownership of Purchaser's
        Ownership Interest	                                         30
2.13	Quebec Receivables	                                         30
2.14	Removal of Defaulted Receivables	                         30
SECTION 3 -	CONDITIONS PRECEDENT
3.1	Conditions Precedent to Initial Purchase	                 31
3.2	Conditions Precedent to All Purchases	                         33
3.3	Addition of Originators	                                         33
3.4	Benefit of Conditions Precedent	                                 34
SECTION 4 -	REPRESENTATIONS AND WARRANTIES
4.1	Representations and Warranties by Seller	                 35
4.2	Representations and Warranties by Purchaser	                 37
SECTION 5 -	COVENANTS
5.1	Covenants of Seller	                                         38
5.2	Covenants of Purchaser	                                         42
SECTION 6 -	EVENTS OF TERMINATION
6.1	Events of Termination	                                         43
6.2	Remedies	                                                 44
SECTION 7 -	INDEMNIFICATION
7.1	Indemnities by Seller	                                         45
7.2	Limit on Indemnity	                                         46
7.3	Co-operation in Litigation	                                 46
SECTION 8 -	SERVICER
8.1	Designation of Servicer	                                         46
8.2	Duties of Servicer	                                         47
8.3	Certain Rights of Purchaser	                                 48
8.4	Servicer Fee	                                                 49
8.5	Rights and Remedies	                                         49
8.6	Remittance of Funds	                                         49
SECTION 9 -	MISCELLANEOUS
9.1	Accounts	                                                 49
9.2	Amendments, etc.	                                         50
9.3	Notices, Communications, etc.	                                 50
9.4	Assignability	                                                 51
9.5	Costs and Expenses	                                         51
9.6	No Proceedings	                                                 51
9.7	Severability	                                                 52
9.8	Execution in Counterparts	                                 52
9.9	Term and Survival of Termination	                         52
9.10	Liability of Agent	                                         52
9.11	Delegation in favour of Agent	                                 52
9.12	Limitation of Liability of Issuer Trustee	                 52
9.13	Confidentiality	53
9.14	Consent to Jurisdiction; Waiver of Immunities	                 53
9.15	No Waiver; Remedies	                                         54
9.16	Entire Agreement	                                         54
9.17	No Partnership or Trust	                                         54
9.18	Amendment and Restatement	                                 54
9.19	Governing Law	                                                 55



EXHIBITS

Exhibit A	-	Form of Servicer Report
Exhibit B	-	Form of Initial Purchase Request
Exhibit C	-	Form of Increase Purchase Request
Exhibit D	-	Form of Reduction Request
Exhibit E	-	Form of Quebec Assignment
Exhibit F	-	Form of Purchase Discount Rate Report

SCHEDULES

Schedule A	-	Billing System
Schedule B	-	Special Concentration Limits
Schedule C	-	Location of Records
Schedule D	-	Accounts Receivable Register Generation Procedures
Schedule E	-	Dealer Receivables Set-Off Provision


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary